Monmouth
Community Bancorp



Serving You Better

MONMOUTH COMMUNITY BANCORP

Message for 2003

Our Pledge to you...

Monmouth Community Bank, N.A. will constantly strive to be the community bank of choice in all of the markets it serves. Our goal is to exceed the expectations of our customers, shareholders, employees and the community-at-large by delivering professionalism, respect and value to each of these constituencies.

Monmouth
Community Bank, N.A.

Monmouth Community Bank, N.A.'s new logo is an integral part of the bank's growth strategy. This distinctive rendering of our name will begin appearing in all our signage, literature and advertising. It is designed to create a consistent and recognizable brand – a brand that is synonymous with quality and outstanding service in the minds of the public.

FINANCIAL HIGHLIGHTS

$'s in thousands, except share data

For the Year	2003	2002	Change
Net interest income	**$ 6,499**	$ 5,486	18%
Provision for loan losses	**150**	373	-60%
Non-interest income	**780**	661	18%
Non-interest expense	**6,325**	4,920	29%
Pre-tax income	**804**	854	-6%
Tax expense	**322**	70	360%
Net income	**482**	784	-39%
Per Common Share			
Basic earnings	**$ 0.31**	$ 0.65	-52%
Diluted earnings	**$ 0.30**	$ 0.64	-53%
At Year-End			
Total assets	**$ 222,613**	$ 179,537	24%
Loans, net	**115,805**	89,630	29%
Allowance for loan losses	**1,378**	1,228	12%
Total deposits	**207,234**	164,007	26%
Shareholders' equity	**14,899**	14,931	-

Our Total Assets Climb Steadily



$222,613
$179,537
$118,024
2001
2002
2003

Net Loans Reflect Our Expanding Role



$115,805
$89,630
$61,881
2001
2002
2003

Total Deposits Enjoy Dramatic Growth



$207,234
$164,007
$108,892
2001
2002
2003

Our Point of View

Through our ability to accommodate customers in ways that larger banking institutions have ignored, we have created a service model at Monmouth Community Bank, N.A. that we believe is positioning us for solid, profitable growth in our retail and commercial markets. That model is founded on the notion that banking is still, at its core, a person-to-person, bricks and mortar business in which friendly and informed professionals, expanded hours of operation, and customer-convenient products and services are the primary ingredients for long-term success.

As we celebrated our fifth anniversary last July, it was with a great sense of satisfaction – and gratitude – that we realized how attractive our style of banking has become to customers in the six coastal Monmouth County communities where we do business. In our home office of Long Branch, for example, we have achieved the largest market share among all banks. In other communities where we have branches, Monmouth Community Bank, N.A. holds significant market share in Neptune, Neptune City, Ocean Grove, Spring Lake, Spring Lake Heights and Little Silver.

Our success was reinforced by our being named in January of this year as one of New Jersey's top two small business-friendly banks by the Office of Advocacy of the U.S. Small Business Administration. We are extremely proud of this recognition of our bank's efforts in serving the small business community.

Above all, our goal is to make banking a pleasant experience for customers. That's why we offer seven-day-a-week branch banking with extended hours, free checking and savings accounts, and self-service coin counting machines in each branch, a feature we introduced in the fall of 2003. In addition to traditional banking, Monmouth Community Bank, N.A. offers customers the ease and convenience of ATMs, telephone banking and electronic or on-line banking. The latter was enhanced in early 2004 with new links and functionality enabling customers to, for example, order checks and new services online, check on our bank's latest stock price, and teach their children about the importance of savings and sound money management through a special "Kid's Page."

While we are indeed pleased with our overall growth in 2003, we were challenged, like the rest of our industry, by an economic climate in which interest rates reached a half-century low.

Rather than compromise our bank's founding principles of liquidity and balance sheet quality in order to maintain short-term margins and profitability, we decided to stay steadfastly to our strategy. We have not been disappointed by that decision. While net income last year of $482 thousand was down from $784 thousand in 2002, and basic and diluted earnings per share for 2003 were $0.31 and $0.30, respectively, compared to $0.65 and $0.64 for the prior year, our fourth quarter performance in 2003 reflected a significant improvement with net income of $262 thousand, which surpassed our collective earnings for the first nine months of 2003. We feel comfortable that the strong momentum built in the final quarter of 2003 will serve as a solid foundation for the results of operations in 2004.

Other key measures highlighted our bank's strong growth trajectory. Deposits rose by 26% from $164 million at year-end 2002 to $207 million at year-end 2003; gross loans grew by 29% in 2003 to $117 million; and assets increased by 24% to $223 million. Underscoring the progress we made, Monmouth Community Bancorp paid, at year-end, a five percent stock distribution for the fourth consecutive year.



Back Row, left to right: **Carmen M. Penta, CPA** • **Harold M. Miller, Jr.** • **John F. McCann** • **Mark R. Aikins, Esq.** • **Nicholas A. Alexander**
Front Row, left to right: **John A. Brockriede,** ***Vice Chairman*** • **James S. Vaccaro,** ***Chairman and Chief Executive Officer*** • **Richard O. Lindsey,** ***President***
Not pictured: **James A. Aaron, Esq.** • **Mark G. Solow**

Two significant milestones for Monmouth Community Bancorp occurring in 2003 included the listing of its common stock on the NASDAQ SmallCap Market in May of that year, followed by the December inclusion in a newly formed NASDAQ stock index, known as America's Community Bankers NASDAQ Index. Monmouth Community Bancorp, as holding company to Monmouth Community Bank, N.A., was chosen as one of 500 community banks and bank holding companies to join the Index, which serves as a yardstick for the capital markets to measure the performance of community bank and bank holding company stocks. We are proud of our selection as a charter Index member, as well as of the added recognition and market sponsorship it promises to bring.

At Monmouth Community Bancorp and its wholly owned subsidiary, Monmouth Community Bank, N.A., we are confident our unique banking model will continue to produce satisfying results for customers and shareholders alike in the year ahead. To that end, we are committed to not only improving the full range of banking services we offer in each of our existing branches, but building for the long-term by actively pursuing growth opportunities in other communities where we believe we can make an impact. With the help of our talented team of 80 banking professionals, and the continued support and loyalty of you, our valued shareholders, we know we can achieve these ambitious goals, emerging as the bank of choice for a growing constellation of businesses and consumers.

Sincerely,

James S. Vaccaro
Chairman and CEO

John A. Brockriede
Vice Chairman

Richard O. Lindsey
President

Commercial Banking

"This bank can really step up to the big jobs and facilitate everything for us from appraisals to the closing process. They really care about their clients. Where else does the bank president call every six months to see if we're happy?"

John and Scott Caruso, CJS Investments, Inc.

John M. Caruso **Richard O. Lindsey** *President, MCB, N.A.* **Scott H. Caruso**



Nowhere are the relationship skills of our professionals more evident than in helping small business owners. Whether the need is for a $20 thousand working line of capital or a $2 million commercial mortgage, we are equipped – and eager – to be their dependable, single-source solution. Our management and other personnel have the expertise, resources and local decision-making powers to respond to customers in ways that the big, out-of-town banks simply can't. Word is apparently getting around. By providing fast and hassle-free turn-arounds on loan applications, we have attracted a growing family of local businesses in fields ranging from healthcare and legal to construction and real estate.

1998 Monmouth Community Bank, N.A. opens for business in July at its Long Branch headquarters

$51 million
1999 Total bank assets at end of 1999

$3.5 million
2000 Funds raised by Monmouth Community Bank, N.A. in secondary stock offering

We never lose sight of this fact: catering to the needs of our depositors is the real reason we're in business. We take this role seriously by offering our depositors free personal checking and savings accounts regardless of how much or how little money they have in our bank. We also give our depositors the flexibility of extended banking (over 70 hours a week, including hours on Sundays) at any of our six branches, and the comfort of dealing with friendly, helpful professionals. Monmouth Community Bank, N.A. has even created a Student Savers Account that gets children into the habit of saving early on. Depositors further enjoy the convenience of accessing their accounts through multiple portals – branch banking, ATM machines, telephone banking or the internet.



Eileen Black — **Caroline E. Glynn**, ***Branch Manager, Ocean Grove Branch***

Retail Deposit

"The people at Monmouth are extremely professional and go out of their way to be helpful. Without a doubt, it's one of the finest banks I've ever used for my personal checking and savings accounts."

Eileen Black

1st
March becomes maiden month of profitable operations

Board of Directors declares 5% stock distribution at year-end

$100 million
Total deposit base reaches new milestone in September

2001

Consumer Loan

"The great personal service we receive is the main reason we do business with Monmouth Community Bank. Their internet capabilities – which allow you to bank at night, on weekends, whenever – are also very attractive to us."

John and Esther Shupe

John Shupe **Carol A. Feldman** ***Vice President, Little Silver Branch*** **Esther Shupe**



Whether the need is to repair a home, send the kids to college or buy a new car, Monmouth Community Bank, N.A. is a dependable resource for customers at critical periods in their lives. In 2003, rock-bottom interest rates led to record demand nationally for consumer financing. We responded to this need in the communities we serve through a full complement of home equity loans and lines of credit, and personal loan products. Competitive rates and an experienced team of loan professionals enhance the experience for our customers. If the need is for a residential mortgage, consumers can tap into our partnership with a national leader in the mortgage lending business to secure the best possible terms and conditions.

2001 Fourth full-service branch opens at year-end in Little Silver

$5.2 million

2002 Proceeds raised by Monmouth Community Bancorp's third stock offering

5%

Stock distribution declared by Bank for third consecutive year

A principal objective of our bank is to continue to introduce cutting-edge technology to our branches. The main beneficiaries of this objective are the customers of Monmouth Community Bank, N.A. For example, our customers can get within minutes a copy of a check they wrote six months ago thanks to our advanced imaging system, or bank from home 24 hours a day through either our internet banking or telephone banking products. Our dedicated Finance and Technology team not only ensures that these systems are continuously updated, but that the finance and investment portion of our business is able to guarantee strong and responsible balance sheet management.



Anthony Giordano, III,
Executive Vice President & Chief Financial Officer

Anthony J. DeNucci, III
Vice President - Information Technology

Finance & Technology

Our responsibility is to provide the entire staff of Monmouth Community Bank, N.A. with the necessary support and state-of-the-art technology needed in order to fully meet and exceed the expectations of our customers. This philosophy will enable Monmouth Community Bank to continuously provide quality products and services to its customers and maintain its competitive edge in an ever-changing marketplace.

2003 In May, common stock listed on NASDAQ under ticker symbol "MCBK"

7th Application sought for seventh office to be located in Long Branch

$223 million Asset base as Monmouth Community Bank, N.A. completes fifth full year of "*SERVING YOU BETTER*" www.mcbna.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 0-27428

MONMOUTH COMMUNITY BANCORP

(Name of small business issuer in its charter)

New Jersey	22-3757709
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

627 Second Avenue, Long Branch, New Jersey	07740
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (732) 571-1300

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.01
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Revenues for the year ended December 31, 2003: $9.9 million

The aggregate market value of the shares of the Registrant's common stock, par value $0.01 per share, held by non-affiliates of the Registrant, as of March 23, 2004, was $29.5 million. The Registrant has no other class of capital stock outstanding.

As of March 23, 2004, 1,550,588 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-KSB incorporates certain information by reference from the Registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004. The Proxy Statement will be filed with the Securities and Exchange Commission by April 29, 2004.

Transitional Small Business Disclosure Format (check one): Yes___ No_X_

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report on Form 10-KSB and other filings of the Registrant under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as information communicated orally or in writing between the dates of such filings, contains or may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from expected results. Among these risks, trends and uncertainties are the effect of governmental regulation on Monmouth Community Bank, National Association, a nationally chartered commercial bank and wholly-owned subsidiary of the Registrant, the availability of working capital, the cost of personnel and the competitive market in which Monmouth Community Bank operates.

In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although the Registrant believes that the expectations reflected in the forward-looking statements contained herein are reasonable, the Registrant cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Registrant, nor any other person assumes responsibility for the accuracy and completeness of such statements. The Registrant is under no duty to update any of the forward-looking statements contained herein after the date of this Annual Report on Form 10-KSB.

MONMOUTH COMMUNITY BANCORP

INDEX TO FORM 10-KSB

* The information required under this Item is contained in the Registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004, and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission by April 29, 2004.

PART I

Item 1. Description of Business

Business Development

Monmouth Community Bancorp is a single-bank holding company headquartered in Long Branch, New Jersey. The holding company was incorporated in New Jersey on March 7, 2000, and became an active bank holding company on August 31, 2000 through the acquisition of Monmouth Community Bank, National Association. Monmouth Community Bank provides a full range of banking services to individual and business customers located primarily in coastal Monmouth County, New Jersey. Monmouth Community Bank has six (6) full-service branch facilities located in Long Branch, Spring Lake Heights, Little Silver, Neptune, Neptune City and Ocean Grove, New Jersey. Monmouth Community Bank has entered into a land lease agreement and received the required regulatory approvals to open a seventh branch in the Ursula Plaza Shopping Center, 444 Ocean Boulevard, Long Branch, New Jersey. Construction of this branch is scheduled for completion by the end of the summer of 2004. If construction remains on schedule, we anticipate commencing operations at this branch in the autumn of 2004.

Monmouth Community Bank offers a full range of retail and commercial banking services to its customers, including checking accounts, savings accounts, money market accounts, certificates of deposit, installment loans, real estate mortgage loans, commercial loans, wire transfers, money orders, traveler's checks, safe deposit boxes, night depository, federal payroll tax deposits, bond coupon redemption, bank by mail, direct deposit and automated teller services, telephone and internet banking. Monmouth Community Bank has debit card, merchant card and international services available to its customers through correspondent institutions.

Monmouth Community Bank is a national association chartered by the Office of the Comptroller of the Currency ("OCC"), and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). As a community bank, Monmouth Community Bank's emphasis is on providing a broad range of financial products and services to individual consumers, small businesses and professionals in its market area. When a customer's loan requirements exceed Monmouth Community Bank's lending limit, Monmouth Community Bank seeks to arrange such loans on a participation basis with other financial institutions. In addition, Monmouth Community Bank participates in loans originated by other financial institutions.

In 2001, Monmouth Community Bank converted from a state-chartered bank to a national association chartered by the OCC. The activities permitted by the national association charter and the OCC's regulatory parameters and oversight are believed by our board of directors to be more consistent with the strategic initiatives of Monmouth Community Bank.

Business Strategy

Monmouth Community Bank's strategy is to provide a competitive range of community banking services to its market area, in a professional environment, at fair and reasonable prices, at convenient operating hours, with a commitment to prompt, quality and highly personalized service, which is both efficient and responsive to local needs. Service to customers and a commitment to the community are the basic and distinguishing features Monmouth Community Bank offers. Management believes there is a need for a local bank to provide personalized service that is responsive to local community needs and managed by experienced personnel.

Market Area

At December 31, 2003, Monmouth Community Bank had six (6) full-service branch facilities located in Long Branch, Spring Lake Heights, Neptune City, Little Silver, Ocean Grove and Neptune, New Jersey. Each branch is within Monmouth County, New Jersey, the sixth largest county in the State of New Jersey. 627 Second Avenue, the address of the Long Branch location, is highly visible and situated in the established West End business district of the City of Long Branch. Similarly, the other five locations provide a great deal of exposure and are well-situated to provide convenient services to businesses, professionals and individuals throughout Monmouth Community Bank's market area.

The current market area of Monmouth Community Bank is comprised of the municipalities of Allenhurst, Deal, Eatontown, Interlaken, Loch Arbour, Long Branch, Monmouth Beach, Ocean Grove, Ocean Township, Oceanport, West Long Branch, Asbury Park, Bradley Beach, Avon-by-the-Sea, Belmar, Spring Lake, Spring Lake Heights, Sea Girt, Manasquan, Wall, Brielle, Neptune, Neptune City, Little Silver, Sea Bright, Fair Haven, Rumson, Red Bank and Shrewsbury Borough and Township, New Jersey.

Monmouth Community Bank's market area is well-served by an established network of arterial roadways including New Jersey Routes 33, 35, 36 and 71. The Garden State Parkway is located just to the west of Monmouth Community Bank's market area, with direct access to the market area provided by Routes 33 and 36. Direct access from the New Jersey Turnpike to the market area is provided by I-195. Overall, the regional road system is considered to be excellent in terms of long-range access to the market area; and the local road network offers good access and circulation to and about the branch locations.

Commercial activity within Monmouth Community Bank's market area includes small and medium sized businesses, corporate offices, professional offices, major retail centers, resort and recreational businesses along the nearby oceanfront, as well as numerous industrial establishments specializing in light manufacturing, baking products, rubber and plastic products, surgical and medical devices, electronics and telecommunications. In addition, the market area contains a variety of major employers, including Monmouth Medical Center, Jersey Shore University Medical Center, Monmouth University and Fort Monmouth.

Services Offered

Monmouth Community Bank is community oriented and offers services and products designed to meet the needs of local individuals, businesses and professionals. Business people and professionals are offered a broad spectrum of deposit and loan products designed to satisfy their occupational and personal financial needs. In addition, Monmouth Community Bank provides a broad array of consumer banking services to the general public residing or working in the market area to which it serves.

Deposits. In order to attract and retain stable deposit relationships with small businesses, Monmouth Community Bank offers competitive small business cash management services. We believe that the expertise and experience of Monmouth Community Bank's management coupled with the latest technology enables Monmouth Community Bank to maximize the growth of business related deposits. As for consumers, the primary deposit services of Monmouth Community Bank are comprised of demand deposits, savings deposits (including money markets), time deposits and individual retirement accounts.

Loans. Our loan portfolio consists primarily of variable-rate and short-term fixed rate loans, with a significant concentration in commercial purpose transactions. We believe that the familiarity of management and the members of our board of directors appointed to Monmouth Community Bank's loan committee with prospective local borrowers enables Monmouth Community Bank to better evaluate the character, integrity and creditworthiness of prospective borrowers.

Residential Mortgage Loans. In order to effectively penetrate the mortgage market, Monmouth Community Bank offers through one or more third parties a range of residential mortgage products at competitive rates. Management believes that Monmouth Community Bank's policy of closing loans in a time frame that meets the needs of its borrowers is important to Monmouth Community Bank's business.

Commercial Mortgage/Construction Loans. Monmouth Community Bank originates various types of loans secured with real estate, including construction loans. Monmouth Community Bank's loan officers work closely with real estate developers, individual builders and attorneys to offer construction loans and services to the residential real estate market as well as to owner-occupied commercial properties and investment properties. Construction lending constitutes a minor portion of the loan portfolio. In some cases, Monmouth Community Bank originates loans larger than its lending or policy limits and participates these loans with other financial institutions.

Consumer Lending. Monmouth Community Bank offers retail customers consumer loan services including secured and unsecured personal loans, home equity loans, lines of credit and auto loans.

Small Business Loans. Monmouth Community Bank targets businesses with annual revenues of less than $25,000,000. Often, these businesses are ignored by the larger lending institutions and have experienced the most negative effects of the recent bank consolidations. Monmouth Community Bank offers responsiveness, flexibility and local decision-making for loan applications of small business owners, thereby eliminating the delays generally associated with non-local management. Monmouth Community Bank may participate in the future in Small Business Administration (SBA) programs, and currently participates in programs offered through the New Jersey Economic Development Authority. As an independent community bank, Monmouth Community Bank serves the special needs of professionals in the legal, medical, accounting, insurance and real estate industries. Lines of credit, term loans and time loans are tailored to meet the needs of Monmouth Community Bank's customers in the professional community.

Other Services. To further attract and retain customer relationships, Monmouth Community Bank provides the standard array of financial services expected of a community bank including:

the issuance of money orders, treasurer checks, certified checks and gift checks, wire transfers, U.S. Savings Bonds sales and redemptions, debit cards, U.S. Treasury Bills, notes and bonds, MAC card memberships, federal payroll tax deposits, safe deposit boxes, traveler's checks, a night depository, bond coupon redemptions, bank-by-mail, direct deposit, business sweep accounts, automated teller machines and telephone and internet banking. Effective January 2004, Monmouth Community Bank also offers a variety of personal and business credit cards. These credit cards are underwritten and managed by a third party unaffiliated banking organization. Monmouth Community Bank also maintains coin counting machines, for the convenience of its customers, in each of its branch offices.

Competition

The banking business in New Jersey is very competitive. We compete for deposits and loans with existing New Jersey and out-of-state financial institutions which have longer operating histories, larger capital reserves and more established customer bases. Our competition includes large financial service companies and other entities, in addition to traditional banking institutions such as savings and loan associations, savings banks, commercial banks, internet banks and credit unions. Such competition includes community banks, with banking philosophies similar to those of Monmouth Community Bank, which are located within or near the market area served by Monmouth Community Bank.

Our larger competitors have a greater ability than Monmouth Community Bank to finance wide ranging advertising campaigns through their greater capital resources. Marketing efforts to introduce prospective customers to Monmouth Community Bank depend heavily upon referrals from our board of directors, advisory boards, management and shareholders, selective advertising in local media and direct mail solicitations. Monmouth Community Bank competes for business principally on the basis of high quality, personal service to customers, customer access to Monmouth Community Bank decision makers and competitive interest rates and fees.

In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded once clearly defined financial service industry classifications. Existing banks have been forced to diversify their services, increase rates paid on deposits, provide competitive pricing on loans and become more cost effective, as a result of competition with one another and with new types of financial service companies, including non-banking competitors. Corresponding changes in the regulatory framework have resulted in increasing homogeneity in the financial services offered by financial institutions. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors. These factors may be expected to affect our business prospects.

Employees

As of the date of this report, James S. Vaccaro (Chairman and Chief Executive Officer), Richard O. Lindsey (President) and Anthony Giordano, III (Executive Vice President, Chief Financial Officer, Treasurer and Secretary) are the executive officers of the holding company, Monmouth Community Bancorp. Mr. Vaccaro, Mr. Lindsey and Mr. Giordano, together with Kevin W. Hunt, Nancy Malinconico and David A. O'Connor, are the executive officers of Monmouth Community Bank. None of Mr. Vaccaro, Mr. Lindsey, Mr. Giordano or any other executive officer of Monmouth Community Bank have employment agreements. Including the aforementioned executive officers, Monmouth Community Bank has 80 employees, 67 of whom are full-time.

Holding Company Operations

The holding company serves as a holding company for Monmouth Community Bank. The holding company has no assets or liabilities other than its investment in Monmouth Community Bank. The holding company does not conduct, nor does management believe that it will conduct, any business. All banking products and services are, and will be, provided by the holding company's subsidiary. In addition, in March 2004, the holding company formed MCBK Capital Trust I, a Delaware statutory business trust and a wholly-owned, unconsolidated subsidiary of the holding company. See Item 6. "Management's Discussion and Analysis or Plan of Operation – Guaranteed Preferred Beneficial Interest in the Holding Company's Subordinated Debt." Further, on March 9, 2004, Monmouth Community Bank formed MCB Investment Company, a New Jersey corporation and wholly-owned subsidiary of Monmouth Community Bank. It is the intention of Monmouth Community Bank that MCB Investment Company will qualify as a New Jersey Investment Company and hold and invest in securities in support of Monmouth Community Bank, which will result in a state tax savings for Monmouth Community Bank.

Government Regulation

The holding company and its subsidiary, Monmouth Community Bank, operate within a system of banking laws and regulations intended to protect Monmouth Community Bank's customers and depositors. These laws and regulations govern the permissible activities, reserves, loans and investments of the holding company and Monmouth Community Bank. In addition, the holding company is subject to general Federal laws and regulations, and the corporate laws and regulations of the state of its incorporation, New Jersey. The following descriptions summarize the key banking laws and regulations to which the holding company and Monmouth Community Bank are subject. These descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations. Future changes in these laws and regulations, or in the interpretation and application thereof by their administering agencies, cannot be predicted, but could have a material effect on the business and results of the holding company and Monmouth Community Bank.

Monmouth Community Bancorp is a bank holding company within the meaning of the Federal Bank Holding Company Act of 1956, and is subject to the supervision of the Federal Reserve Board. In general, the Bank Holding Company Act limits the business of bank holding companies to banking, managing or controlling banks, and performing certain servicing activities for subsidiaries. Monmouth Community Bank, the banking subsidiary of the holding company, is a national association, and is subject to the regulation, supervision and examination of the OCC. In addition, as a national bank, Monmouth Community Bank was required to become a member bank of the Federal Reserve Bank of New York, and is subject to examination and regulation by the Board of Governors of the Federal Reserve System. Each of these agencies regulates aspects of activities conducted by the holding company and Monmouth Community Bank, as discussed below.

Financial Modernization

The most recent piece of legislation with a significant impact on the financial services industry was the Gramm-Leach-Bliley Act, which was signed into law on November 12, 1999 and became effective on March 11, 2000. That act permits bank holding companies meeting certain fitness standards to engage in a broader range of non-banking activities, and in relationships with non-banking entities, to an extent not previously permitted. Generally, newly-authorized activities for bank holding companies include underwriting insurance and affiliating with insurance companies; underwriting, dealing in, or making markets in securities and affiliating with securities firms; and providing financial and investment advice and affiliating with mutual fund advisory companies. In order to take advantage of the greater freedoms afforded by the Gramm-Leach-Bliley Act, a bank holding company must file an election with the Federal Reserve Board to become a "financial holding company," in addition to satisfying certain other criteria. The holding company does not intend to seek a "financial holding company" designation at this time. We do not believe that the decision to currently not seek a financial holding company designation will adversely affect our ability to compete in our chosen markets. Seeking such a designation would not position us to compete more effectively in the offering of our current products and services.

Dividend Restrictions

The holding company and Monmouth Community Bank are separate legal entities whose finances are in some ways interconnected. The holding company's principal source of funds to pay cash dividends on its common stock is from cash dividends paid to it by Monmouth Community Bank. As a national bank, Monmouth Community Bank must obtain prior approval from the OCC to pay a cash dividend if the total of all cash dividends declared by Monmouth Community Bank in any calendar year would exceed Monmouth Community Bank's net income for that year, combined with its retained net income for the preceding two calendar years, less any required transfers to surplus. The amount of cash dividends payable by a national bank are limited to the extent of its undivided profits. In 2003, Monmouth Community Bank did not declare any cash dividends to the holding company. See also "Government Regulation - Unsafe and Unsound Practices" below, and see Item 5. "Market for Common Equity and Related Stockholder Matters."

The FDIC also restricts payments of cash dividends by institutions whose deposits it insures. Under the Federal Deposit Insurance Act, an insured depository institution may not pay a cash dividend if it is undercapitalized or would become undercapitalized as a result of the dividend. See "Government Regulation - Capital Adequacy." Policy statements of the FDIC and other bank regulators provide that banks insured by the FDIC should pay cash dividends only out of current operating earnings.

Further, payment of cash dividends may constitute an unsafe and unsound practice if the payment would deplete Monmouth Community Bank's capital base to an inadequate level. See "Government Regulation - Unsafe and Unsound Practices."

Transactions with Affiliates

Banking laws and regulations impose certain restrictions on the ability of bank holding companies to borrow from and engage in other transactions with their subsidiary banks.

Generally, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited to (i) 10% of the bank's capital stock and surplus per affiliated borrower, and (ii) 20% of the bank's capital stock and surplus aggregated as to all affiliated borrowers. In addition, certain transactions with affiliates must be on terms and conditions, including credit standards, at least as favorable to the institution as those prevailing for arms-length transactions. As a Federal Reserve member bank, Monmouth Community Bank must comply with regulations which restrict loans made to the holding company and Monmouth Community Bank's directors and executive officers.

"Source of Strength" Doctrine

Under the Bank Holding Company Act and Federal Reserve Board policy, bank holding companies are expected to represent a source of financial and managerial strength to their bank subsidiaries, and to commit resources to support bank subsidiaries in circumstances where banks may not be in a financial position to support themselves. Capital loans by a bank holding company to a bank subsidiary are subordinate in right of repayment to deposits and other bank indebtedness. If a bank holding company declares bankruptcy, its bankruptcy trustee must fulfill any commitment made by the bank holding company to sustain the capital of its subsidiary banks.

In addition, under the National Bank Act, if the capital stock of a national bank is impaired, by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's parent company, and to sell the stock of the bank if such assessment is not satisfied within three months to the extent necessary to eliminate the deficiency.

Deposit Insurance

The Bank Insurance Fund of the FDIC insures substantially all of Monmouth Community Bank's deposits, subject to limits of $100 thousand for each insured depositor. Insurance of deposits by the FDIC subjects Monmouth Community Bank to comprehensive regulation, supervision and examination by the FDIC. Monmouth Community Bank is required, among other things, to pay premium charges to the FDIC for insurance and maintain a reserve account and liquid assets at levels fixed, from time to time, by the FDIC.

The FDIC utilizes a risk-based assessment system which imposes premiums based on a bank's capital level and supervisory rating. Depository institutions that the FDIC regards as healthier will pay lower premiums than relatively weaker institutions. The FDIC periodically examines insured depository institutions to determine whether premium increases or other measures are appropriate. Under the Federal Deposit Insurance Act, as amended (the "FDI Act"), the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition, or has violated any applicable banking law, rule, order or regulatory condition.

Capital Adequacy

The Federal Reserve Board, the OCC and the FDIC have substantially similar risk-based capital and leverage ratio guidelines for banking organizations. These guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments. Under the risk-based capital and leverage ratio guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These risk-based capital requirements identify concentration of credit risk, and facilitate management of those risks.

To derive total risk-weighted assets, bank assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are converted to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the United States government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

Under the capital guidelines, a banking organization's total capital is divided into tiers. "Tier I Capital" consists of common shareholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. "Tier II Capital" consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, and preferred stock that does not qualify as Tier I Capital, plus a limited amount of loan and lease loss allowances and a limited amount of unrealized holding gains on equity securities. "Tier III Capital" consists of qualifying unsecured subordinated debt. "Total Capital" is the sum of Tier I, Tier II and Tier III Capital. The sum of Tier II and Tier III Capital may not exceed the amount of Tier I Capital.

The required minimum ratio of Total Capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. The required minimum ratio of Tier I Capital to risk-weighted assets is 4%. At December 31, 2003, the holding company's ratios of Total Capital and Tier 1 Capital to risk-weighted assets were 12.01% and 11.01%, respectively.

The Federal Reserve Board also requires bank holding companies to comply with minimum leverage ratio guidelines. The leverage ratio is the ratio of a bank holding company's Tier I Capital to its total consolidated quarterly average assets (as defined by the applicable regulations), net of loan loss reserves, goodwill, and other intangible assets. Bank holding companies normally must maintain a minimum leverage ratio of 4%, unless the bank holding company has the highest supervisory rating or has implemented the Federal Reserve Board's risk-adjusted measure for market risk, in which case its minimum leverage ratio must be 3%. Banking organizations undergoing significant growth or undertaking acquisitions must maintain even higher capital positions. At December 31, 2003, the holding company's leverage ratio was

6.86%. Monmouth Community Bank is subject to similar risk-based and leverage capital guidelines, as adopted by the OCC.

Prompt Corrective Action

The FDI Act requires federal banking regulators to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on the holding company's financial condition. Under the Prompt Corrective Action Regulations, Monmouth Community Bank must meet specific capital guidelines that involve quantitative measures of Monmouth Community Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The Prompt Corrective Action Regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category by which the institution is classified. Institutions categorized as "undercapitalized" or worse may be subject to requirements to file a capital plan with their primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on asset growth and executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the regulatory agencies, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized," it generally must be placed in receivership or conservatorship within ninety (90) days.

The Prompt Corrective Action Regulations provide that an institution is "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier I risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater. The institution also may not be subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater. An institution is deemed "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0%. An institution is "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio of less than 3.0%, or a leverage ratio less than 3.0%, unless it is "critically undercapitalized," which means that the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

At December 31, 2003, Monmouth Community Bank was "well capitalized" based on the ratios and guidelines noted above. However, Monmouth Community Bank's capital category is determined solely for the purpose of applying the Prompt Corrective Action Regulations and may not constitute an accurate representation of Monmouth Community Bank's overall financial condition or prospects.

Unsafe and Unsound Practices

Notwithstanding its Prompt Corrective Action category dictated by risk-based capital ratios, the FDI Act permits the appropriate bank regulatory agency to reclassify an institution if it determines, after notice and a hearing, that the condition of the institution is unsafe or unsound, or if it deems the institution to be engaging in an unsafe or unsound practice. Also, if a Federal regulatory agency with jurisdiction over a depository institution believes that the depository institution will engage, is engaging, or has engaged in an unsafe or unsound practice, the regulator may require that the bank cease and desist from such practice, following notice and a hearing on the matter.

Community Reinvestment Act

The Federal Community Reinvestment Act requires banks to respond to the full range of credit and banking needs within their communities, including the needs of low and moderate-income individuals and areas. A bank's failure to address the credit and banking needs of all socio-economic levels within its markets may result in restrictions on growth and expansion opportunities for the bank, including restrictions on new branch openings, relocation, formation of subsidiaries, mergers and acquisitions. In the latest CRA examination report with respect to Monmouth Community Bank, dated November 10, 2003, Monmouth Community Bank received a rating of satisfactory.

Consumer Privacy

In addition to fostering the development of "financial holding companies," the Gramm-Leach-Bliley Act modified laws relating to financial privacy. The new financial privacy provisions generally prohibit financial institutions, including the holding company and Monmouth Community Bank, from disclosing or sharing nonpublic personal financial information to third parties for marketing or other purposes not related to transactions, unless customers have an opportunity to "opt out" of authorizing such disclosure, and have not elected to do so. It has never been the policy of Monmouth Community Bank to release such information except as may be required by law.

Loans to One Borrower

National banking laws limit the amount a bank may lend to a single borrower to 15% of the bank's capital base, unless the entire amount of the loan is secured by adequate amounts of readily marketable capital. However, no loan to one borrower may exceed 25% of a bank's statutory capital, notwithstanding collateral pledged to secure it.

Depositor Preference Statute

Under Federal law, depositors, certain claims for administrative expenses and employee compensation against an insured depository institution are afforded a priority over other general unsecured claims against the institution, in the event of a "liquidation or other resolution" of the institution by a receiver.

Overall Impact of New Legislation and Regulations

Statutory changes and corresponding changes in the regulatory framework have resulted in increasing uniformity in the financial services offered by financial institutions. As a result, some non-bank competitors have become virtually indistinguishable from banks. The commercial banking industry faces increasing thrift competition, non-bank competition, increased merger activity among financial institutions and increased customer awareness of product and service differences among competitors. These factors ensure that Monmouth Community Bank will continue to face strong competition in the future. The holding company believes, however, that a bank which concentrates on banking services specifically designed to serve the local community, which offers personal service and which is responsive to customer and other local banking needs can operate successfully in Monmouth Community Bank's market area despite the presence of such competition. See "Business Strategy." The holding company also believes that its marketing strategy for Monmouth Community Bank, if properly implemented and combined with competitive prices and products, will allow it to attract the types and numbers of customers necessary for it to operate profitably. However, it cannot be predicted whether or to what extent the business and condition of the holding company and Monmouth Community Bank will be affected by new legislation or regulations, and legislation or regulations as yet to be proposed or enacted.

Impact of Monetary Policies

The earnings of Monmouth Community Bank will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve Board have had, and will likely continue to have, an important impact on the operating results of banks through the Federal Reserve Board's power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve Board has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Item 2. **Description of Property**

Bank Buildings

The main office and the original branch of Monmouth Community Bank is located in the City of Long Branch, New Jersey at 627 Second Avenue. On August 1, 2003, Monmouth Community Bank exercised its option to purchase its main office and branch (land and building) located at 627 Second Avenue, Long Branch, New Jersey, pursuant to the terms of its lease with KFC Associates, dated June 26, 1997. The purchase price paid for the land and building was $550,000.

On July 8, 1999, a second branch of Monmouth Community Bank was opened at 700 Allaire Road, Spring Lake Heights, New Jersey. Monmouth Community Bank's Spring Lake Height's building is leased on terms and conditions set forth in a lease dated December 22, 1998 (the "Spring Lake Heights Lease"). The Spring Lake Heights Lease has an initial term of five

(5) years which commenced on May 1, 1999, with Monmouth Community Bank having the option to renew the lease for two (2) successive five (5) year terms, provided Monmouth Community Bank is not in default on the lease at the end of any such term. The rent for the first and second years of the lease was $5,600 per month. Thereafter, the monthly payment for each additional year, including the individual years of each renewal term, shall be equal to the greater of (a) 104% of the monthly payment for the preceding year, or (b) $5,600 plus the percentage increase in the Consumer Price Index between May 1 and April 30 of the prior lease year. The current monthly rent is $6,335.

On July 10, 2001, a third branch of Monmouth Community Bank was opened at Route 35 and 3rd Avenue, Neptune City, New Jersey. Monmouth Community Bank's Neptune City office is leased on terms and conditions set forth in a lease dated September 29, 2000 (the "Neptune City Lease"). The Neptune City Lease had an initial term of three (3) years which commenced on October 1, 2000. Monmouth Community Bank renewed the Neptune City Lease for an additional five (5) years commencing January 1, 2004. Monmouth Community Bank has the option to renew the Neptune City Lease for an additional five (5) year term provided that: (a) the lease is in full force and effect; and (b) Monmouth Community Bank is current with all of its rental obligations and is not and has not been in default of any of the provisions or conditions of the Neptune City Lease. The current monthly rent is $2,500 which will increase for each additional year of the Neptune City Lease up to $3,262 per month in the thirteenth and final year of the Neptune City Lease, assuming that Monmouth Community Bank elects to exercise its five (5) year option after the current term expires.

On December 17, 2001, a fourth branch of Monmouth Community Bank was opened at 700 Branch Avenue, Little Silver, New Jersey. Monmouth Community Bank's Little Silver office is leased on terms and conditions set forth in a lease dated June 22, 2001 (the "Little Silver Lease"). The Little Silver Lease has an initial term of five (5) years which commenced on September 1, 2001, with Monmouth Community Bank having the option to renew the Little Silver Lease for three (3) consecutive five (5) year terms, provided that Monmouth Community Bank is not in default of the Little Silver Lease at the end of any such term. The rent for the first and second years of the Little Silver Lease was $6,000 per month, with increases for all years thereafter driven by the percentage increase in the Consumer Price Index between September 1 and August 31 of the prior lease year. The current monthly rent is $6,130.

On October 12, 2002, a fifth branch of Monmouth Community Bank was opened at 61 Main Avenue in Ocean Grove, New Jersey. Monmouth Community Bank's Ocean Grove office is leased on terms and conditions set forth in a lease dated July 1, 2002 (the "Ocean Grove Lease"). The Ocean Grove Lease has an initial term of five (5) years which commenced on July 1, 2002, with Monmouth Community Bank having the option to renew the Ocean Grove Lease for two (2) consecutive five (5) year terms, provided that Monmouth Community Bank is not in default of the provisions or conditions of the Ocean Grove Lease. The basic rent is fixed at the base rate of $36,000 per annum, or $3,000 per month. At the end of the third year of the Ocean Grove Lease, the base rate shall be increased to $48,000 per annum, or $4,000 per month. At the end of the fourth year of the Ocean Grove Lease the base rent shall be increased to $60,000 per annum, or $5,000 per month. Thereafter, the base rent shall be increased by the percentage increase on the Consumer Price Index between July 1 and June 30 of the prior lease year.

On February 27, 2003, a sixth branch of Monmouth Community Bank was opened at 3636 Highway 33 in Neptune, New Jersey. Monmouth Community Bank's Neptune office is leased on terms and conditions set forth in a lease dated June 15, 2002 (the "Neptune Lease"). The Neptune Lease has an initial term of seven (7) years which commenced on July 15, 2002, with Monmouth Community Bank having the option to renew the Neptune Lease for three (3) consecutive five (5) year terms, provided that Monmouth Community Bank is not in default of the provisions or conditions of the Neptune Lease. The base rent is fixed at $4,500 per month for year one, $5,000 per month for year two and for each year thereafter the base rent of $5,000 per month shall be increased by the difference in the Consumer Price Index for the month ending May 2004 and the month ending prior to the commencement of the applicable lease year.

In addition, to alleviate the need for an additional conference room at Monmouth Community Bank's Long Branch location, on April 1, 1999, Monmouth Community Bank entered into a five (5) year lease to rent a 420 square foot conference room located at 6 West End Court, Long Branch, New Jersey. Monmouth Community Bank pays rent in the amount of $10 per square foot annually, or $350 per month. Subsequently, the need for office and storage space resulted in the leasing at 6 West End Court of an office suite of 549 square feet, storage space of 88 square feet and two offices of 210 square feet and 285 square feet, respectively. The additional space at 6 West End Court is subject to the identical terms and conditions as the original space and has been documented by addendum to the original lease. The landlord of the space leased at 6 West End Court is MCB Associates, L.L.C. The following directors of the holding company have an interest in MCB Associates, L.L.C.: James G. Aaron, Mark R. Aikins, Nicholas A. Alexander, John A. Brockreide, Richard O. Lindsey, John F. McCann, Harold M. Miller, Jr., Carmen M. Penta, Mark G. Solow and James S. Vaccaro. The negotiations with respect to the leased conference room and office and storage space at 6 West End Court were conducted at arms-length and the lease amount being paid by Monmouth Community Bank was determined by an independent appraiser to be at fair market value. This lease terminates on March 31, 2004, and Monmouth Community Bank fully anticipates entering into a new lease with MCB Associates, L.L.C. with terms and conditions to be negotiated. The lease amount to be paid will be at fair market value as determined by an independent appraiser.

Item 3. <u>Legal Proceedings</u>

There are no material legal, governmental, administrative or other proceedings pending against the holding company or Monmouth Community Bank, or to which the holding company or Monmouth Community Bank is a party, and to the knowledge of management no such material proceedings are threatened or contemplated.

Item 4. <u>Submission of Matters to a Vote of Security Holders</u>

None.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The common stock of the holding company currently trades on the NASDAQ SmallCap Market under the ticker symbol "MCBK."

The following table sets forth, for the periods indicated, the high and low last sale information for the holding company's common stock, as reported on the NASDAQ SmallCap Market for the period commencing May 12, 2003 through December 31, 2003 and the NASDAQ OTC Bulletin Board for the period commencing January 1, 2002 through May 11, 2003. Please note that the information set forth below reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and has been adjusted to reflect the 5% stock distributions effected on December 31, 2003 and 2002, respectively.

Year Ended December 31, 2003	High	Low
First Quarter	$15.00	$14.10
Second Quarter	19.48	14.38
Third Quarter	20.38	18.10
Fourth Quarter	26.25	17.38

Year Ended December 31, 2002	High	Low
First Quarter	$15.71	$13.33
Second Quarter	16.10	12.57
Third Quarter	13.83	11.20
Fourth Quarter	14.96	12.79

As of March 23, 2004, the following were market makers for the holding company's common stock: Ryan, Beck & Co., LLC; Hill Thompson; Magid, L.P.; Sandler, O' Neill & Partners, L.P.; Knight Securities, L.P.; Schwab Capital Markets, L.P.; and The Brut ECN, LLC.

As of March 23, 2004, the approximate number of registered holders of the holding company's common stock was 407.

The holding company has not paid any cash dividends on its common stock and does not intend to declare or pay cash dividends in the foreseeable future. Our dividend policy is subject to certain regulatory considerations and the discretion of our board of directors and depends upon a number of factors, including operating results, financial condition and general business conditions. Holders of common stock are entitled to receive dividends as, if and when declared by our board of directors out of funds legally available therefor, subject to the restrictions set forth under the Federal Bank Holding Company Act. We may pay cash dividends without regulatory approval if net income available to shareholders fully funds the proposed dividends, and the expected rate of earnings retention is consistent with capital needs, asset quality and overall financial condition.

The holding company did not repurchase any shares of its common stock during the period covered by this report.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis is intended to provide information about the holding company's financial condition and results of operations for the years ended December 31, 2003 and 2002. The following information should be read in conjunction with the holding company's audited financial statements for the years ended December 31, 2003 and 2002, including the related notes thereto, which begin on pages F-1 of this report.

Critical Accounting Policies

Note (1) to our consolidated financial statements for the years ended December 31, 2003 and 2002, contained elsewhere in this report, includes a summary of our significant accounting policies. We believe our policy, with respect to the methodology for our determination of the allowance for loan losses, involves a high degree of complexity and requires management to make difficult and subjective judgments which often requires assumptions or estimates about uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application is periodically reviewed by the holding company's audit committee and board of directors.

Overview

Net profit from operations for the year ended December 31, 2003 was $482 thousand, or $.31 per basic share and $.30 per diluted share, compared to a net profit of $784 thousand, or $.65 per basic share and $.64 per diluted share, for the year ended December 31, 2002. Per share earnings have been adjusted in both periods to reflect the 5% stock distributions to the shareholders of Monmouth Community Bancorp paid on December 31, 2003 and 2002, respectively. Income tax expense for 2003 was $322 thousand as compared to $70 thousand in 2002. Pre-tax income for 2003 totaled $804 thousand as compared to $854 thousand of pre-tax income generated in 2002.

Total assets at December 31, 2003 were $222.6 million, an increase of 24% over the year-end 2002 figure of $179.5 million. Total deposits of $207.2 million at December 31, 2003 exceeded the December 31, 2002 total of $164.0 million by $43.2 million. There were no loan charge-offs during 2003. At December 31, 2003, there was one loan in non-accrual status totaling $40 thousand.

Total assets of $222.6 million at December 31, 2003 were comprised primarily of $4.7 million in Federal funds sold, $83.3 million in investment securities plus an additional $5.0 million in securities due to other banks, $115.8 million in net loans and $9.7 million in cash and due from banks, compared to total assets of $179.5 million at December 31, 2002, which primarily consisted of $7.5 million in Federal funds sold, $70.3 million in investment securities, $89.6 million in net loans and loans available for sale and $8.9 million in cash and due from banks. Total assets at December 31, 2003 were funded primarily through deposits of $207.2 million, a 26% increase over deposits of $164.0 million at December 31, 2002.

During the year ended December 31, 2003, we experienced one non-accrual loan totaling $40 thousand and no charge-offs as compared to one non-accrual loan totaling $43 thousand and a $1 thousand charge-off, which was subsequently recovered, for the year ended December 31, 2002.

	Year ended December 31,	
Performance Ratios:	2003	2002
Return on average assets	0.24%	0.51%
Return on average shareholders' equity	3.23%	7.64%
Shareholders' equity to total assets	6.69%	8.32%

Results of Operations

General

The holding company's principal source of revenue is derived from Monmouth Community Bank's net interest income, which is the difference between interest income on earning assets and interest expense on deposits and borrowed funds. Interest-earning assets consist principally of loans, securities and federal funds sold, while the sources used to fund such assets consist primarily of deposits. The holding company's net income is also affected by Monmouth Community Bank's provision for loan losses, other income and other expenses. Other income consists primarily of service charges and fees. Other expenses consist primarily of salaries and employee benefits, occupancy costs and other operating related expenses.

For the years ended December 31, 2003 and 2002

Net Interest Income

Net interest income of Monmouth Community Bank was $6.5 million for the year ended December 31, 2003, as compared to $5.5 million for the year ended December 31, 2002. Net interest income for the year ended December 31, 2003 was comprised primarily of $140 thousand in interest on Federal funds sold and due from banks, $6.4 million in interest on loans and $2.5 million in interest on securities, less interest expense on deposits of $2.6 million, whereas net interest income for the year ended December 31, 2002 was comprised primarily of $254 thousand in interest on Federal funds sold and due from banks, $5.6 million in interest on loans and $2.5 million in interest on securities, less interest expense on deposits of $2.8 million.

Interest-earning assets averaged $191.5 million for the year ended December 31, 2003, a 33% increase over interest-earning assets of $144.3 million for the year ended December 31, 2002. Interest-earning assets for such periods were funded primarily by deposit inflows. Deposits for the year ended December 31, 2003 averaged $185.8 million, of which $160.3 million, or 86%, were interest-bearing. This number represents a 31% increase over average total deposits of $141.8 million for the year ended December 31, 2002, of which $120.1 million, or 85%, were interest-bearing.

Net interest margin, which represents net-interest income as a percentage of average interest-earning assets, was 3.39% for the year ended December 31, 2003, as compared to 3.80% for the year ended December 31, 2002. The net interest margin compression experienced in 2003 and 2002 was primarily attributable to the general interest rate-declines that occurred during such years. During 2003 and 2002, interest rates, as measured by the prime rate of interest, decreased from 4.75% at the beginning of 2002 to 4.00% by December 31, 2003. As Monmouth Community Bank generates the majority of its interest income on loans and investments, the prevailing interest rate environment resulted in significantly lower rates available on interest earning assets. The following table presents a summary of the principal components of interest income and interest expense for the years ended December 31, 2003, 2002 and 2001:

(dollars in thousands)	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest earning assets:									
Federal funds sold	$ 11,976	$ 105	0.88%	$ 15,484	$ 222	1.43%	$ 12,107	$ 455	3.77%
Loans receivable, gross	97,016	6,438	6.64%	77,347	5,568	7.20%	52,917	4,310	8.15%
Deposits with banks	593	35	5.84%	535	32	5.92%	396	23	5.86%
Securities	81,909	2,533	3.09%	50,914	2,453	4.82%	27,674	1,755	6.34%
Total interest earning assets	191,494	9,111	4.76%	144,280	8,275	5.74%	93,094	6,543	7.03%
Cash and due from banks	7,837			6,435			4,113		
Allowance for loan losses	(1,256)			(1,036)			(713)		
Other assets	3,144			2,824			2,206		
Total Assets	$201,219			$152,503			$ 98,700		
Interest bearing liabilities:									
Interest bearing demand	$ 47,581	$ 553	1.16%	$ 42,274	$ 796	1.88%	$ 27,295	$ 778	2.85%
Money market	42,921	661	1.54%	27,322	707	2.59%	9,368	339	3.62%
Savings	18,232	116	0.64%	15,247	209	1.37%	10,605	274	2.58%
Time	51,542	1,282	2.49%	35,279	1,077	3.05%	26,487	1,312	4.96%
Total interest bearing liabilities	160,276	2,612	1.63%	120,122	2,789	2.32%	73,755	2,703	3.67%
Non-interest bearing demand	25,554			21,727			15,893		
Other liabilities	488			386			361		
Shareholders' equity	14,901			10,268			8,691		
Total liabilities and shareholders' equity	$201,219			$152,503			$ 98,700		
Net interest income		$ 6,499			$ 5,486			$ 3,840	
Net interest rate spread[1]			3.13%			3.42%			3.36%
Net interest margin[2]			3.39%			3.80%			4.12%

1 Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
2 Net interest margin represents net interest income divided by average interest-earning assets.

Rate Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Monmouth Community Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate (in thousands).

	Year ended December 31, 2003 Compared to Year ended December 31, 2002			Year ended December 2002 Compared to Year ended December 31, 2001		
	Increase (Decrease) Due to Change in:		Total Increase (Decrease)	Increase (Decrease) Due to Change in:		Total Increase (Decrease)
(in thousands)	Volume	Rate		Volume	Rate	
Interest Income:						
Loans	$ 1,378	$ (508)	$ 870	$ 1,807	$ (549)	$ 1,258
Securities	1,157	(1,077)	80	1,199	(501)	698
Other interest-bearing deposits	3	---	3	9	---	9
Federal funds sold	(43)	(74)	(117)	102	(335)	(233)
Total interest-earning assets	2,495	(1,659)	836	3,117	(1,385)	1,732
Interest Expense:						
Interest-bearing checking	91	(334)	(243)	337	(319)	18
Savings deposits	35	(128)	(93)	93	(158)	(65)
Money market deposits	308	(354)	(46)	489	(121)	368
Time deposits	431	(226)	205	358	(593)	(235)
Total interest-bearing liabilities	865	(1,042)	(177)	1,277	(1,191)	86
Net interest income	$ 1,630	$ (617)	$ 1,013	$ 1,840	$ (194)	$ 1,646

Provision for Loan Losses

For the year ended December 31, 2003, Monmouth Community Bank's provision for loan losses was $150 thousand, as compared to $373 thousand for the prior year.

See "Financial Condition – Allowance for Loan Losses and Related Provision" for a further discussion on provision for loan losses.

Non-Interest Income

Non-interest income was $780 thousand for the year ended December 31, 2003, as compared to $661 thousand for the year ended December 31, 2002, an increase of $119 thousand, or 18%. The increase was due primarily to service charges on bank accounts which were $656 thousand for the year ended December 31, 2003, as compared to $438 thousand for the prior year, an increase of $218 thousand, or 50%. In addition, Monmouth Community Bank generated $35 thousand in fees from GMAC which, as part of a strategic partnership that commenced at the beginning of 2003, provides residential mortgage products and services to customers of Monmouth Community Bank. However, as a direct result of Monmouth Community Bank switching from a residential mortgage provider to one that is a true referral source in 2003, gains from the sale of loans held for sale declined to $13 thousand in 2003 from $64 thousand in 2002. Gains on the sale of available for sale securities were $76 thousand in 2003 as compared to $159 thousand in 2002.

Non-Interest Expense

Non-interest expense includes, among other costs and expenses, salaries, costs of employee benefits, professional and application fees and occupancy expense. Non-interest expense for the year ended December 31, 2003 was $6.3 million, as compared to non-interest expense of $4.9 million for the year ended December 31, 2002. This increase was due to expenses incurred to support the general growth of Monmouth Community Bank. During 2003, Monmouth Community Bank opened one new branch. The Route 33 Neptune branch was opened in February of 2003.

For the years ended December 31, 2002 and 2001

Net Interest Income

Net interest income of Monmouth Community Bank was $5.5 million for the year ended December 31, 2002, as compared to $3.8 million for the year ended December 31, 2001. Net interest income for the year ended December 31, 2002 was comprised primarily of $254 thousand in interest on Federal funds sold and due from banks, $5.6 million in interest on loans and $2.5 million in interest on securities, less interest expense on deposits of $2.8 million, whereas net interest income for the year ended December 31, 2001 was comprised primarily of $478 thousand in interest on Federal funds sold and due from banks, $4.3 million in interest on loans and $1.8 million in interest on securities, less interest expense on deposits of $2.7 million.

Interest-earning assets averaged $144.3 million for the year ended December 31, 2002, a 55% increase over interest-earning assets of $93.1 million for the year ended December 31, 2001. Interest-earning assets for such periods were funded primarily by deposit inflows. Deposits for the year ended December 31, 2002 averaged $141.8 million, of which $120.1 million, or 85%, were interest-bearing. This number represents a 58% increase over average total deposits of $89.6 million for the year ended December 31, 2001, of which $73.8 million, or 82%, were interest-bearing.

Net interest margin, which represents net-interest income as a percentage of average interest-earning assets, was 3.80% for the year ended December 31, 2002, as compared to 4.12% for the year ended December 31, 2001. The net interest margin compression experienced in 2002 and 2001 was primarily attributable to the general interest rate-declines that occurred during such years. During 2002, interest rates, as measured by the prime rate of interest, decreased from 4.75% at the beginning of the year to 4.25% by December 31, 2002. As Monmouth Community Bank generates the majority of its interest income on loans and investments, the prevailing interest rate environment resulted in significantly lower rates available on interest earning assets.

Provision for Loan Losses

For the year ended December 31, 2002, Monmouth Community Bank's provision for loan losses was $373 thousand, as compared to $211 thousand for the prior year.

See "Financial Condition – Allowance for Loan Losses and Related Provision" for a further discussion on provision for loan losses.

Non-Interest Income

Non-interest income was $661 thousand for the year ended December 31, 2002, as compared to $440 thousand for the year ended December 31, 2001, an increase of $221 thousand, or 50%. The increase was due primarily to gains on the sale of available for sale securities which totaled $159 thousand for 2002 and $0 for 2001, net gains on the sale of residential mortgage loans, servicing released, which was $64 thousand for the year ended December 31, 2002, as compared to $57 thousand for the prior year. Service charges on bank accounts were $438 thousand for the year ended December 31, 2002, as compared to $354 thousand for the prior year.

Non-Interest Expense

Non-interest expense includes, among other costs and expenses, salaries, costs of employee benefits, professional and application fees and occupancy expense. Non-interest expense for the year ended December 31, 2002 was $4.9 million, as compared to non-interest expense of $3.5 million for the year ended December 31, 2001. This increase was due to expenses incurred to support the general growth of Monmouth Community Bank. During 2002, Monmouth Community Bank opened one new branch. The Ocean Grove branch was opened in September of 2002.

Financial Condition

Securities Portfolio

At December 31, 2003, Monmouth Community Bank's securities portfolio consisted of obligations of United States Government sponsored agencies and mortgaged-backed securities of United States Government sponsored agencies. Securities held to maturity of $15.1 million at December 31, 2003, represented a decrease of $10.4 million over the year ended December 31, 2002 total of $25.5 million. Securities available-for-sale had a market value of $68.2 million at December 31, 2003, representing an increase of $23.4 million over the December 31, 2002 total of $44.8 million. This increase was the result of the general balance sheet growth that occurred during 2003 and that virtually all investment purchases made during 2003 occurred in the available for sale portfolio.

The following table summarizes the maturity and weighted average yields in each of Monmouth Community Bank's securities portfolios at December 31, 2003:

Maturities and weighted average yields: *(dollars in thousands)*	Within 1 Year	Over 1 to 5 Years	Over 5 to 10 Years	Over 10 Years	Total
Securities held to maturity					
Mortgage-backed securities:					
Amortized cost	$ ---	$ 82	$ 6,863	$ 3,624	$ 10,569
Weighted average yield	---	7.57%	4.04%	4.18%	4.12%
Obligations of U.S. Government agencies					
Amortized cost	---	4,510	---	---	4,510
Weighted average yield	---	3.62%	---	---	3.62%
Total securities held to maturity					
Amortized cost	$ ---	$ 4,592	$ 6,863	$ 3,624	$ 15,079
Weighted average yield	---	3.69%	4.04%	4.18%	3.97%
Securities available for sale:					
Mortgage-backed securities					
Amortized cost	$ ---	$ 9,248	$ 34,170	$ ---	$ 43,418
Weighted average yield	---	2.59%	3.28%	---	3.14%
Obligations of U.S. Government agencies					
Amortized cost	---	21,826	2,952	---	24,778
Weighted average yield	---	3.03%	3.50%	---	3.08%
Total securities available for sale					
Amortized cost	$ ---	$ 31,074	$ 37,122	$ ---	$ 68,196
Weighted average yield	---	2.90%	3.30%	---	3.12%

Securities held to maturity of $25.5 million at December 31, 2002, represented a decrease of $1.8 million over the year ended December 31, 2001 total of $27.3 million. Securities available for sale had a market value of $44.8 million at December 31, 2002, representing an increase of $32.1 million over the December 31, 2001 total of $12.7 million. This increase was the result of the general balance sheet growth that occurred during 2002 and that virtually all investment purchases made during 2002 occurred in the available for sale portfolio.

Investment Policy

The board of directors has adopted an investment policy to govern the investment function of Monmouth Community Bank, which includes the purchase of securities for the held-to-maturity and available-for-sale portfolios and the sale of securities from the available-for-sale portfolio.

The basic objectives of the investment function are:

- to keep Monmouth Community Bank's funds fully employed at the maximum after-tax return;
- to minimize exposure to credit risk; and
- to provide liquidity required by current circumstances.

As used in our investment policy and in other policies of Monmouth Community Bank, the term "liquidity" refers to the expected cash flow from performing assets and secondary to borrowings secured by performing assets. These two sources of liquidity are expected to fund the operations of Monmouth Community Bank. For this reason, unless otherwise indicated, the term "liquidity" in Monmouth Community Bank's policies does not refer to proceeds from the sale of assets, except for the sale of assets available-for-sale.

Investment management therefore emphasizes:

- preservation of principal;
- strong cash-flow characteristics;
- ready availability of credit information;
- appropriateness of size both as to Monmouth Community Bank and as to an obligor's outstanding debt;
- eligibility as collateral for public-agency deposits and customer repurchase-agreement accounts; and
- broad marketability, as an indicator of quality.

The purpose of bonds in the held-to-maturity portfolio is to provide earnings consistent with the safety factors of quality, maturity and risk diversification. This purpose is reflected in the accounting principle that carrying a debt security at amortized cost is appropriate only if the investment committee of Monmouth Community Bank has the intent and ability to hold that security to maturity. Management should be indifferent to price fluctuations unrelated to the continuing ability of a security to contribute to recurring income. For purposes of our investment policy, a security shall be deemed to have matured if it is sold (i) within 3 months of maturity or a call date if exercise of the call is probable, or (ii) after collection of at least 85% of the principal outstanding at acquisition.

Debt securities that are not positively expected to be held to maturity, but rather for indefinite periods of time, and equity securities, shall be booked to the available-for-sale portfolio, which shall be monitored daily and reported at fair value with unrealized holding gains and losses excluded from earnings and reported as a tax-effected net amount in a separate component of shareholders' equity. However, in calculating and reporting regulatory capital, only net unrealized losses on marketable equity securities is deducted from Tier 1 or core capital.

Loan Portfolio

Monmouth Community Bank's primary policy goal is to establish a sound credit portfolio that contributes, in combination with other earning assets, to a satisfactory return on assets, return on shareholders' equity and capital to asset ratio.

Monmouth Community Bank conducts both commercial and retail lending activities. The loan approval process at Monmouth Community Bank is driven by the aggregate indebtedness of the borrower and related entities. Executive officers with lending authority and loan officers have various individual and collective loan approval authority up to $250,000. All credit accommodations exceeding $250,000 are referred to Monmouth Community Bank's loan committee for review and approval. The loan committee is comprised of internal officers and outside directors. A loan officer with a loan application for more than $250,000 (or from a borrowing relationship with aggregate debt in excess of $250,000) presents a complete analysis of the proposed credit accommodation to the members of the loan committee for their consideration. The analysis includes, among other things, the following:

- a description of the borrower;
- the loan purpose and use of proceeds;
- the requested loan amount;
- the recommended term;
- the recommended interest rate;
- primary, secondary and tertiary sources of repayment;
- proposed risk rating;
- full collateral description;
- fees (if any);
- full borrower financial analysis, including comparative balance sheets, income statements and statements of cash flows; and
- inherent strengths and weaknesses of the requested credit accommodation.

A similar analysis is prepared for those loan requests aggregating in excess of $100,000 but less than the $250,000 threshold. The senior loan officer and President or Chief Executive Officer review this analysis for approval consideration.

Monmouth Community Bank utilizes a comprehensive approach to loan underwriting. The primary quantitative determinants in the underwriting process include overall creditworthiness of the borrower, cash flow from operations in relation to debt service requirements and the ability to secure the credit accommodation with collateral of adequate value.

For commercial loans, the collateral is somewhat dependent on the loan type. Commercial lines of credit, term loans and time notes are typically secured by a general lien on business assets and qualified (typically less than 90 days) accounts receivable (based upon an acceptable advance rate). Commercial mortgage loans are secured by the underlying property with an acceptable equity margin. Personal guarantees from the principals of a business are generally required. In general, Monmouth Community Bank requires that income available to service debt repayment requirements be equal to at least 125% of those requirements.

Commercial loans are often subject to cyclical economic risks of the underlying business(s) of the borrower. Such risks are generally reduced during the loan approval process. For example, Monmouth Community Bank requires that a loan amount be less than the value of the collateral securing the loan and that the standard cash flow analysis of the commercial borrower shows an ample margin for debt service even with significant business contraction. Commercial mortgage underwriting also requires that available funds for debt service exceed debt service requirements.

Retail or consumer loan credit accommodations include home equity loans, home equity lines of credit, direct automobile loans and secured and unsecured personal loans. Underwriting criteria for home equity products include an acceptable independent credit score for the borrower(s), a loan to value not to exceed 75% and a debt service to income ratio not to exceed 45%. Such criteria provides Monmouth Community Bank with underwriting comfort without placing the institution in a position of competitive disadvantage.

There are a number of risks associated with the granting of consumer loans. While income and equity or collateral values are primary determinants of the loan approval process for consumer loans, Monmouth Community Bank also gives much consideration to employment and debt payment history of the borrower(s). As with the commercial underwriting process, consumer loans require both an income cushion and a collateral cushion. Such criteria provide for a margin should a borrower's income diminish or the collateral securing the loan depreciate in value.

The granting of a loan, by definition, contains inherent risks. Monmouth Community Bank attempts to mitigate risks through sound credit underwriting. Each loan that Monmouth Community Bank approves undergoes credit scrutiny that results in a quantification of risk and then the assignment of a risk rating. Individual risk ratings carry with them a required reserve that is used to fund Monmouth Community Bank's allowance for loan losses. The inherent risk associated with each loan is a function of loan type, collateral, cash flow, credit rating, general economic conditions and interest rates.

Monmouth Community Bank is limited by regulation as to the total amount which may be committed and loaned to a borrower and its related entities. Monmouth Community Bank's legal lending limit is equal to 15% of its capital funds, including capital stock, surplus, retained earnings and the allowance for loan losses. Monmouth Community Bank may lend an additional 10% of its capital funds to a borrower and its related entities if the additional loan or extension of credit is fully secured by readily marketable collateral having a market value at least equal to the amount borrowed. The additional limitation is separate from, and in addition to, the general limitation of 15%.

The following table summarizes net loans outstanding by loan category and amount at December 31, 2003, 2002, 2001, 2000 and 1999.

(in thousands)	2003	2002	2001	2000	1999
Commercial and industrial loans	$20,380	$17,060	$17,396	$11,913	$8,672
Real estate loans – commercial	77,799	57,079	32,776	25,355	14,936
Home equity and second mortgages	17,734	14,816	11,182	9,279	4,668
Consumer loans	1,270	1,601	1,113	1,047	607
	117,183	90,556	62,467	47,594	28,883
Less allowance for loan losses	1,378	1,228	855	650	359
Net loans	115,805	89,328	$61,612	$46,944	$28,524
Loans held for sale	$0	$302	$269	$0	$0

For the year ended December 31, 2003, net loans increased by $26.5 million to $115.8 million, which represents a 30% increase from the $89.3 million at December 31, 2002.

For the year ended December 31, 2003, commercial and industrial loans and commercial real estate loans increased by $24.1 million to $98.2 million, which represents a 33% increase from the $74.1 million at December 31, 2002.

During 2003, home equity and second mortgages increased by $2.9 million to $17.7 million at December 31, 2003, which represents a 20% increase from the $14.8 million at December 31, 2002.

The following table summarizes the maturities of loans by category and whether such loans are at a fixed or floating rate at December 31, 2003.

	December 31, 2003					
Maturity and repricing data for loans: *(in thousands)*	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 to 10 Years	Over 10 Years	Total
Loans secured by 1-4 family residential properties						
Fixed rate	$ 667	$ 667	$ 2,129	$ 795	$ 397	$ 4,655
Adjustable rate	20,954	---	---	---	---	20,954
All other loans secured by real estate						
Fixed rate	3,804	8,523	29,959	14,133	---	56,419
Adjustable rate	13,505	---	---	---	---	13,505
All other loans						
Fixed rate	2,686	4,764	3,055	1,726	26	12,257
Adjustable rate	9,393	---	---	---	---	9,393
Total	$ 51,009	$ 13,954	$ 35,143	$ 16,654	$ 423	$ 117,183

Non-Performing Loans

A loan is considered to be non-performing if it (i) is on a non-accrual basis, (ii) is past due ninety (90) days or more and still accruing interest, or (iii) has been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial position of the borrower. A loan which is past due ninety (90) days or more and still accruing interest remains on accrual status only where it is both adequately secured as to principal and is in the process of collection. Monmouth Community Bank had one non-performing loan at December 31, 2003 totaling $40 thousand and one at December 31, 2002 totaling $43 thousand.

Potential Problem Loans

In addition to non-performing loans, Monmouth Community Bank maintains a "watch list" of loans which are subject to heightened scrutiny and more frequent review by management. Loans may be placed on the "watch list" because of documentation deficiencies, or because management has identified "structural weaknesses" which potentially could cause such loans to become non-performing in future periods.

As of December 31, 2003 and 2002, there were no loans identified as having structural weaknesses on the "watch list." The total balance of loans on the "watch list" at December 31, 2003 and 2002 was $1.9 million and $2.9 million, respectively.

Allowance for Loan Losses and Related Provision

The allowance for loan losses is a valuation reserve available for losses incurred or expected on extension of credit. The determination of the adequacy of the allowance for loan losses is a critical accounting policy of Monmouth Community Bank, due to the inherently subjective nature of the evaluation. Credit losses primarily arise from Monmouth Community

Bank's loan portfolio, but also may be derived from other credit-related sources, including commitments to extend credit. Additions are made to the allowance through periodic provisions which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

As part of our evaluation of the adequacy of our allowance for loan losses, each quarter we prepare an analysis. This analysis categorizes the entire loan portfolio by certain risk characteristics such as loan type (commercial, commercial real estate, one- to four-family, consumer, etc.) and loan risk rating.

Loan risk ratings for every loan are determined by individual credit officers who consider various factors including the borrower's current financial condition and payment status, historical loan performance, underlying collateral, as well as internal loan review and regulatory ratings. Any loans with known potential losses are categorized and reserved for separately.

The loss factors applied to each loan risk rating are inherently subjective in nature, and, in Monmouth Community Bank's circumstances, even more so due to the relatively unseasoned nature of the loan portfolio and the lack of any meaningful charge-off experience. Loss factors are assigned to loan risk rating categories on the basis of our assessment of the potential risk inherent in each loan type. Key factors we consider in determining loss factors for each loan type include the current real estate market conditions, changes in the trend of delinquencies and non-performing loans, the current state of the local and national economy, loan portfolio growth and changes in composition and concentrations within the portfolio. The loss factors are evaluated by management on a quarterly basis and any adjustments are approved by the board of directors of the holding company. There have been no significant changes in loss factors in 2003 as compared to 2002.

We establish the provision for loan losses after considering the allowance for loan loss worksheet, the amount of the allowance for loan losses in relation to the total loan balance, loan portfolio growth, loan delinquency trends and peer group analysis. Monmouth Community Bank's allowance for loan losses is allocated on an individual loan basis and Monmouth Community Bank does not maintain an unallocated allowance for loan losses. We have applied this process consistently and have made minimal changes in the estimation methods and assumptions that we have used.

Our primary lending emphasis is the origination of commercial real estate loans, commercial and industrial loans, and to a lesser extent, home equity and second mortgages. As a result of our strategic plans and lending emphasis, we have a loan concentration in commercial loans at December 31, 2003 and 2002, the majority of which are secured by real property located in New Jersey.

Based on the composition of our loan portfolio and the growth in our loan portfolio over the past five years, we believe the primary risks inherent in our portfolio are possible increases in interest rates, a possible decline in the economy, generally, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies and loan losses.

The provision for loan losses was $150 thousand for 2003, as compared to $373 thousand for 2002. The 2003 provision was required based upon credit characteristics of the net loan growth of 30% for the year ended December 31, 2003. The provision for loan losses of $373 thousand for the year ended December 31, 2002 was in response to net loan growth of 45% during such period. There were no significant changes in loan portfolio composition, asset quality, or credit delinquencies that impacted the allowance for loan losses during the year ended December 31, 2003, as compared to the same period in 2002.

Loan portfolio composition remained consistent in 2003 as compared to 2002 with commercial loans comprising 84% of total loans outstanding at December 31, 2003 as compared to 82% at December 31, 2002. In addition, Monmouth Community Bank had one non-accrual or impaired loan at December 31, 2003 totaling $40 thousand as compared to one totaling $43 thousand at December 31, 2002. Gross loans outstanding totaled $117.2 million at December 31, 2003, as compared to $90.9 million at December 31, 2002, an increase of $26.3 million, or 29%. The allowance for loan losses increased to $1.38 million, or 1.18%, at December 31, 2003, as compared to $1.23 million, or 1.36%, at December 31, 2002.

The following table summarizes Monmouth Community Bank's allowance for loan losses for the years ended December 31, 2003,2002, 2001, 2000 and 1999.

(in thousands)	2003	2002	2001	2000	1999
Balance, beginning of year	$ 1,228	$ 855	$ 650	$ 359	$ 85
Provision charged to expense	150	373	211	291	334
Charge-offs	0	(1)	(6)	0	(60)
Recoveries	0	1	0	0	0
Balance, end of year	$ 1,378	$ 1,228	$ 855	$ 650	$ 359
Ratio of allowance for loan losses to total loans	1.18%	1.36%	1.37%	1.37%	1.24%
Ratio of net charge-offs to average loans outstanding	0.00%	0.00%	0.00%	0.00%	0.16%

The following table sets forth Monmouth Community Bank's percent of allowance for loan losses to total allowance and the percent of loans to total loans in each of the categories listed at the dates indicated (dollars in thousands):

	December 31, 2003			December 31, 2002			December 31, 2001		
	Amount	Percent of allowance to total allowance	Percent of loans to total loans	Amount	Percent of allowance to total allowance	Percent of loans to total loans	Amount	Percent of allowance to total allowance	Percent of loans to total loans
Commercial loans	$ 1,151	83.5%	83.8%	$ 1,007	82.0%	81.9%	$709	82.9%	80.3%
Consumer loans	227	16.5%	16.2%	221	18.0%	18.1%	146	17.1%	19.7%
Total	$ 1,378	100.0%	100.0%	$ 1,228	100.0%	100.0%	$855	100.0%	100.0%

	December 31, 2000			December 31, 1999		
	Amount	Percent of allowance to total allowance	Percent of loans to total loans	Amount	Percent of allowance to total allowance	Percent of loans to total loans
Commercial loans	$523	80.5%	78.3%	$301	83.8%	81.7%
Consumer loans	127	19.5%	21.7%	58	16.2%	18.3%
Total	$650	100.0%	100.0%	$359	100.0%	100.0%

Deposits

One of Monmouth Community Bank's primary strategies is the accumulation and retention of core deposits. Core deposits are defined as of all deposits except certificates of deposits with balances in excess of $100 thousand.

Total deposits were $207.2 million at December 31, 2003, an increase of $43.2 million, or 26%, from the year ended December 31, 2002 total of $164.0 million. Core deposits as a percentage of total deposits were 78% at December 31, 2003 as compared to 84% at December 31, 2002.

The following table represents categories of Monmouth Community Bank's deposits at December 31, 2003 and 2002.

(in thousands)	December 31, 2003	December 31, 2002	December 31, 2001
Demand deposits, non-interest bearing	$ 26,818	$ 22,581	$ 17,215
Savings, N.O.W. and money market accounts	118,265	98,328	63,603
Certificates of deposit of less than $100,000	17,449	16,863	12,308
Certificates of deposit of $100,000 or more	44,702	26,235	15,766
Total deposits	$ 207,234	$ 164,007	$ 108,892

The following table represents categories of Monmouth Community Bank's average deposit balances and weighted average interest rates for the years ended December 31, 2003 and 2002.

(in thousands)	December 31, 2003		December 31, 2002		December 31, 2001	
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
Demand deposits, non-interest bearing	$ 25,554	---%	$ 21,727	---%	$ 15,893	---%
Savings, N.O.W. and money market accounts	108,734	1.22%	84,843	2.02%	47,268	2.94%
Certificates of deposit of less than $100,000	17,306	2.95%	13,572	3.43%	11,144	5.12%
Certificates of deposit of $100,000 or more	34,236	2.22%	21,707	2.82%	15,343	4.84%
Total deposits	$ 185,830	1.41%	$ 141,849	1.97%	$ 89,648	3.02%

At December 31, 2003, Monmouth Community Bank had $62.2 million in time deposits maturing as follows (in thousands):

	3 months or less	Over 3 to 12 months	Over 1 year to 3 years	Over 3 years	Total
Less than $100,000	$ 5,370	$ 7,666	$ 3,370	$ 1,043	$ 17,449
Equal to or more than $100,000	17,179	24,089	3,114	320	44,702
Total	$ 22,549	$ 31,755	$ 6,484	$ 1,363	$ 62,151

Liquidity and Capital Resources

Liquidity defines the ability of Monmouth Community Bank to generate funds to support asset growth, meet deposit withdrawals, maintain reserve requirements and otherwise operate on an ongoing basis. An important component of a bank's asset and liability management structure is the level of liquidity, which are net liquid assets available to meet the needs of its customers and regulatory requirements. During the past two years, the liquidity needs of Monmouth Community Bank were primarily met by cash on hand and loan and investment amortizations. Monmouth Community Bank invests funds not needed for operations (excess liquidity) primarily in daily Federal funds sold. With adequate cash inflows resulting from deposits during the years 2003 and 2002, Monmouth Community Bank maintained levels of short-term assets sufficient to maintain ample liquidity. During 2003, Monmouth Community Bank continued to build a large secondary source of liquidity known as Investment Securities Available for Sale. The market value of that portfolio was $68.2 million at December 31, 2003 and $44.8 million at December 31, 2002.

It has been Monmouth Community Bank's experience that its deposit base, both core (which is defined as transaction accounts and term deposits of less than $100,000) and non-core (which is defined as term deposits of $100,000 or more) is primarily relationship-driven and not highly sensitive to changes in interest rates. However, adequate sources of reasonably priced on-balance sheet funds, such as overnight Federal funds sold, due from banks and short-term investments maturing in less than one year, must be continually accessible for contingency purposes. This is accomplished primarily by the daily monitoring of certain accounts for sufficient balances to meet future loan commitments, as well as measuring Monmouth Community Bank's liquidity position on a monthly basis.

Supplemental sources of liquidity include large certificates of deposit, wholesale and retail repurchase agreements, and lines of credit with correspondent banks. Correspondent banks, which are typically referred to as "banker's banks," offer essential services such as cash letter processing, investment services, loan participation support, wire transfer operations and other traditional banking services. Brokered deposits, which are deposits obtained, directly or indirectly, from or through the mediation or assistance of a deposit broker, may be utilized as supplemental sources of liquidity only if authorized by our board of directors in an addendum to Monmouth Community Bank's balance sheet management policy. Contingent liquidity sources may include off-balance sheet funds, such as advances from both the Federal Home Loan Bank and the Federal Reserve Bank, and Federal funds purchase lines with "upstream" correspondents. An additional source of liquidity is made available by curtailing loan activity and instead using the available cash to fund short-term investments such as overnight Federal funds sold or other approved investments maturing in less than one year. In addition, future expansion of Monmouth Community Bank's retail banking network will create additional sources of liquidity from new deposit customer relationships.

Monmouth Community Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Monmouth Community Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Monmouth Community Bank must meet specific capital guidelines that involve quantitative measures of Monmouth Community Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Monmouth Community Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. See "Item 1 Description of Business - Government Regulation."

Quantitative measures established by regulation to ensure capital adequacy require Monmouth Community Bank to maintain minimum amounts and ratios (set forth in the following table) of Total Capital and Tier 1 Capital to risk weighted assets, and of Tier 1 Capital to average assets (leverage ratio). We believe that, as of December 31, 2003, Monmouth Community Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the OCC categorized Monmouth Community Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that we believe have changed Monmouth Community Bank's category.

Monmouth Community Bank's actual capital ratios at December 31, 2003 and December 31, 2002 are presented in the following table:

Capital Ratios	Tier I Capital to Average Assets Ratio (Leverage Ratio)		Tier I Capital to Risk Weighted Asset Ratio		Total Capital to Risk Weighted Asset Ratio	
	December 31,		December 31,		December 31,	
	2003	2002	2003	2002	2003	2002
Monmouth Community Bank	6.86%	8.12%	11.01%	14.19%	12.01%	15.37%
"Adequately capitalized" institution (under Federal regulations)	4.00%	4.00%	4.00%	4.00%	8.00%	8.00%
"Well capitalized" institution (under Federal regulations)	5.00%	5.00%	6.00%	6.00%	10.00%	10.00%

Guaranteed Preferred Beneficial Interest in the Holding Company's Subordinated Debt

In March 2004, MCBK Capital Trust I, a newly formed Delaware statutory business trust and a wholly-owned, unconsolidated subsidiary of the holding company, issued an aggregate of $5.0 million of trust preferred securities to ALESCO Preferred Funding III, a pooled investment vehicle. Sandler O'Neill & Partners, L.P. acted as placement agent in connection with the offering of the trust preferred securities. The securities issued by MCBK Capital Trust I are fully guaranteed by the holding company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to the three month LIBOR plus 285 basis points, which resets quarterly, with an initial interest rate of 3.96%. The securities mature on April 7, 2034 and may be called at par by the holding company any time after April 7, 2009. These securities were placed in a private transaction exempted from registration under the Securities Act of 1933, as amended.

The entire proceeds to MCBK Capital Trust I from the sale of the trust preferred securities were used by MCBK Capital Trust I in order to purchase floating rate junior subordinated debt securities (the "Subordinated Debentures") from the holding company. The Subordinated Debentures bear a variable interest rate equal to LIBOR plus 2.85% (1.11% + 2.85% = 3.96% at March 12, 2004). Although the Subordinated Debentures are treated as debt of the holding company, they currently qualify as Tier I Capital investments, subject to the 25% limitation under risk-based capital guidelines of the Federal Reserve. The portion of the trust preferred securities that exceeds this limitation qualifies as Tier II Capital of the holding company. At March 25, 2004, the $5.0 million of the trust preferred securities qualified for treatment as Tier I Capital. The holding company intends to use the proceeds it received from the Subordinated Debentures to support the general balance sheet growth of Monmouth Community Bank and to ensure that Monmouth Community Bank maintains the required regulatory capital ratios.

In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. Assuming the Company will not be allowed to include the $5.0 million in trust preferred securities issued by the subsidiary trust in Tier I capital, the Company would remain "well capitalized."

Impact of Inflation

The financial statements and related financial data presented in this report have been prepared in accordance with generally accepted principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operation of the holding company and Monmouth Community Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. We believe that continuation of our efforts to manage the rates, liquidity and interest sensitivity of our assets and liabilities is necessary to generate an acceptable return on assets.

Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), was issued in January 2003. FIN 46 applies immediately to enterprises that hold a variable interest in variable interest entities created after January 31, 2003. FIN 46 provides guidance on the identification of entities controlled through means other than voting rights. Further, FIN 46 specifies how a business enterprise should evaluate its interest in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. The adoption of FIN 46 did not have an impact the holding company's consolidated financial statements, however, the holding company will not be permitted to consolidate the subsidiary trust created in the issuance of trust preferred securities. The deconsolidation of a subsidiary trust results in the holding company reporting on its statements of condition the Subordinated Debentures that have been issued from the holding company to the subsidiary trust.

Item 7. Financial Statements

The consolidated financial statements and supplementary data of the holding company called for by this item are submitted under a separate section of this report. Reference is made to the Index of Financial Statements contained on page F-1 herein.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-KSB, the holding company carried out an evaluation of the effectiveness of the design and operation of the holding company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the holding company's management, including the holding company's Chairman and Chief Executive Officer and the holding company's Chief Financial Officer, who concluded that the holding company's disclosure controls and procedures are effective. There has been no significant change in the holding company's internal controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the holding company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the holding company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the holding company's reports filed under the Exchange Act is accumulated and communicated to management, including the holding company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The information required under this Item with respect to the holding company's directors and executive officers is contained in the holding company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004, under the captions "Election of Directors," "Compliance with Section 16(a) of the Securities Exchange Act" and "Executive Officers" and is incorporated herein by reference.

Item 10. Executive Compensation

The information required under this Item with respect to executive compensation is contained in the holding company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004, under the caption "Executive Compensation" and is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Items 201(d) and 403 of Regulation S-B is contained in the holding company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004, under the captions "Securities Authorized for Issuance under Equity Compensation Plan" and "Principal Shareholders and Security Ownership of Management" and is incorporated herein by reference.

Item 12. Certain Relationships and Related Transactions

The information required by this item is contained in the holding company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004, under the caption "Certain Relationships and Related Party Transactions" and is incorporated herein by reference.

Item 13. Exhibits and Reports on Form 8-K

a) Exhibits

Reference is made to the Index of Exhibits beginning on page E-1 herein.

b) Reports on Form 8-K:

During the three months ended December 31, 2003, the Registrant filed with the Securities and Exchange Commission the following three Current Reports on Form 8-K:

The Registrant filed a Current Report on Form 8-K with the Securities and Exchange Commission with respect to an event occurring on November 24, 2003. This Current Report on

Form 8-K, filed pursuant to Item 5 of that Form, reported that the Registrant's common stock will be included in a newly formed NASDAQ stock index which will be known as America's Community Bankers NASDAQ Index.

The Registrant filed a Current Report on Form 8-K with the Securities and Exchange Commission with respect to an event occurring on November 7, 2003. This Current Report on Form 8-K, filed pursuant to Item 5 of that Form, reported that the Board of Directors of the Registrant declared a five-percent stock distribution payable December 31, 2003 to shareholders of record on December 15, 2003.

The Registrant filed a Current Report on Form 8-K with the Securities and Exchange Commission with respect to an event occurring on November 7, 2003. This Current Report on Form 8-K, filed pursuant to Items 7 and 12 of that Form, reported that the Registrant had sent a letter to its shareholders of record discussing its results of operations and overall financial performance for the quarter ended September 30, 2003.

There were no financial statements filed with any of the above described Current Reports on Form 8-K.

Item 14. Principal Accounting Fees and Services

The information required by this item is contained in the holding company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 27, 2004, under the caption "Principal Accounting Fees and Services" and is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONMOUTH COMMUNITY BANCORP

Date: March 26, 2004

By: /s/ James S. Vaccaro
James S. Vaccaro
Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James S. Vaccaro and Richard O. Lindsey and each of them, his true and lawful attorneys-in-fact and agents for him and in his name, place an stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-KSB, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date
/s/ James S. Vaccaro James S. Vaccaro	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 26, 2004

/s/ Anthony Giordano, III Anthony Giordano, III	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 26, 2004
/s/ Richard O. Lindsey Richard O. Lindsey	President and Director	March 26, 2004
/s/ John A. Brockriede John A. Brockriede	Director	March 26, 2004
/s/ James G. Aaron James G. Aaron	Director	March 26, 2004
/s/ Mark R. Aikins Mark R. Aikins	Director	March 26, 2004
/s/ Nicholas A. Alexander Nicholas A. Alexander	Director	March 26, 2004
/s/ John F. McCann John F. McCann	Director	March 26, 2004
/s/ Harold M. Miller, Jr. Harold M. Miller, Jr.	Director	March 26, 2004
/s/ Carmen M. Penta Carmen M. Penta	Director	March 26, 2004
/s/ Mark G. Solow Mark G. Solow	Director	March 26, 2004

MONMOUTH COMMUNITY BANCORP
AND SUBSIDIARY

Consolidated Financial Statements

Contents

December 31, 2003

Independent Auditors' Report

The Board of Directors and Shareholders
Monmouth Community Bancorp:

We have audited the accompanying consolidated balance sheets of Monmouth Community Bancorp and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monmouth Community Bancorp and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
February 2, 2004

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(dollars in thousands, except per share amounts)

ASSETS	**2003**	**2002**
Cash and due from banks	$ 9,689	$ 8,880
Federal funds sold	4,675	7,500
Investment securities available for sale, at market value	68,196	44,791
Investment securities held to maturity (market value of $15,278 and $25,973 at December 31, 2003 and 2002, respectively)	15,079	25,539
Loans held for sale	-	302
Loans, net	115,805	89,328
Premises and equipment	2,171	1,638
Other assets	2,037	1,559
Due from broker	4,961	-
Total assets	$222,613	$179,537
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 26,818	$ 22,581
Interest bearing	180,416	141,426
	207,234	164,007
Accrued expenses and other liabilities	480	599
Total liabilities	207,714	164,606
Commitments and contingencies (Notes 4 and 8)		
Shareholders' equity:		
Common stock, par value $0.01 per share. Authorized 100,000,000 shares and issued and outstanding 1,550,530 and 1,550,470 shares at December 31, 2003 and 2002, respectively	16	15
Additional paid-in capital	15,241	14,767
Accumulated other comprehensive (loss) income	(358)	149
Total shareholders' equity	14,899	14,931
Total liabilities and shareholders' equity	$222,613	$179,537

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(dollars in thousands, except per share amounts)

	2003	2002
Interest and dividend income:		
Interest and fees on loans	$6,438	$5,568
Interest on securities available for sale	1,791	895
Interest on securities held to maturity	742	1,558
Interest on federal funds sold and due from banks	140	254
Total interest income	9,111	8,275
Interest expense – interest on deposits	2,612	2,789
Net interest income	6,499	5,486
Provision for loan losses	150	373
Net interest income after provision for loan losses	6,349	5,113
Other income:		
Service charges on deposit accounts	656	438
Gain on the sale of available for sale securities	76	159
Gain on the sale of loans held for sale	13	64
Other service charges, commissions and fees	35	-
Total other income	780	661
Operating expenses:		
Salaries and employee benefits	3,185	2,473
Occupancy expenses	792	563
Outside service fees	500	404
Data processing fees	485	418
Professional and application fees	301	236
Furniture, fixtures and equipment	273	198
Advertising and public relations	182	125
Stationery, supplies and printing	172	173
Telephone and postage	126	113
Insurance	77	68
Other expenses	232	149
Total other expenses	6,325	4,920
Income before provision for income taxes	804	854
Income taxes	322	70
Net income	$ 482	$ 784
Basic earnings per share	$.31	$.65
Diluted earnings per share	$.30	$.64
Average basic shares outstanding	1,550,490	1,208,530
Average diluted shares outstanding	1,597,484	1,230,371

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(dollars in thousands)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance at December 31, 2001	$ 10	$ 9,519	$ 70	$ (707)	$ 8,892
Comprehensive income:					
Net income	--	--	--	784	784
Unrealized gain on securities available for sale, net of tax of $163	--	--	174	--	174
Less reclassification adjustment for gains included in income, net of tax of $64			(95)		(95)
Total comprehensive income	--	--	--	--	863
Issuance of 5% stock distribution – 70,172 shares	1	76	--	(77)	--
Fractional shares paid in cash	--	(2)	--	--	(2)
Issuance of 402,507 shares of common stock, net of $188 in stock issuance costs	4	5,174	--	--	5,178
Balance at December 31, 2002	$ 15	$ 14,767	$ 149	$ --	$ 14,931
Comprehensive income:					
Net income	--	--	--	482	482
Unrealized loss on securities available for sale, net of tax of $213	--	--	(461)	--	(461)
Less reclassification adjustment for gains included in income, net of tax of $30	--	--	(46)	--	(46)
Total comprehensive (loss)	--	--	--	--	(25)
Issuance of 5% stock distribution – 73,545 shares	1	481	--	(482)	--
Fractional shares paid in cash	--	(8)	--	--	(8)
Exercise of stock options – 60 shares	--	1	--	--	1
Balance at December 31, 2003	$ 16	$ 15,241	$ (358)	$ --	$ 14,899

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(dollars in thousands)

	2003	2002
Cash flows from operating activities:		
Net income	$ 482	$ 784
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	(50)	(121)
Provision for loan losses	150	373
Depreciation and amortization	417	268
Gain on the sale of available for sale securities	(76)	(159)
Increase in due from broker	(4,961)	-
Gain on the sale of loans held for sale	(13)	(64)
Origination of loans held for sale	(1,605)	(8,767)
Proceeds from sale of loans held for sale	1,920	8,798
Net premium amortization on held to maturity securities	108	119
Net premium amortization on available for sale securities	864	145
Increase in other assets	(185)	(261)
(Decrease) increase in accrued expenses and other liabilities	(19)	259
Net cash used in operating activities	(2,968)	1,374
Cash flows from investing activities:		
Purchase of investment securities held to maturity	(9,963)	(17,325)
Purchase of investment securities available for sale	(85,995)	(39,212)
Maturities of and paydowns on investment securities held to maturity	20,315	18,956
Maturities of and paydowns on investment securities available for sale	43,082	1,188
Proceeds from sale of investment securities available for sale	17,870	6,105
Net increase in loans	(26,627)	(28,089)
Purchases of premises and equipment, net	(950)	(606)
Net cash used in investment activities	(42,268)	(58,983)
Cash flows from financing activities:		
Net increase in non-interest bearing deposits	4,237	5,366
Net increase in interest bearing deposits	38,990	49,749
Issuance of common stock, net	1	5,178
Cash paid for fractional shares	(8)	(2)
Net cash provided by financing activities	43,220	60,291
(Decrease) increase in cash and cash equivalents	(2,016)	2,682
Cash and cash equivalents at beginning of period	16,380	13,698
Cash and cash equivalents at end of period	$14,364	$16,380
Cash paid during the period for:		
Interest	$ 2,616	$ 2,803
Income taxes	$ 361	$ 1

See accompanying notes to consolidated financial statements.

Monmouth Community Bancorp and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Business

Effective August 31, 2000, Monmouth Community Bancorp ("Bancorp"), a newly formed corporation, acquired all of the shares of Monmouth Community Bank, N.A. (the "Bank"). Bancorp and the Bank are collectively referred to herein as the "Company." Each share of $5 par value common stock of the Bank was exchanged for one share of $0.01 par value common stock of Bancorp. The reorganization was accounted for as if it were a pooling of interests.

The Company provides a full range of banking services to customers located primarily in the greater Monmouth County, New Jersey area. Bancorp and the Bank are subject, as applicable, to Federal statutes applicable to banks and bank holding companies. In 2001, the Bank converted from a state chartered institution to a nationally chartered institution regulated by the Office of Comptroller of the Currency (OCC). The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC). Bancorp is subject to regulation, supervision and examination by the Federal Reserve Bank of New York.

In 2002, in conjunction with a stock offering that commenced on July 23, 2002, 422,632 shares of Bancorp common stock were issued at $12.70 per share (these amounts have been adjusted to give effect to the subsequent December 31, 2003 and 2002 stock distributions). The offering closed on November 29, 2002.

Bancorp effected a 5% stock distribution to the shareholders of record as of December 15, 2003, which resulted in 1,550,530 authorized and outstanding shares of Bancorp common stock as of December 31, 2003. Bancorp effected a 5% stock distribution to the shareholders of record as of December 6, 2002, which resulted in 1,476,927 authorized and outstanding shares of Bancorp common stock as of December 31, 2002.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Bancorp and its wholly-owned subsidiary, the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

While management uses available information to recognize estimated losses on loans, such estimates may be adjusted to account for changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan losses. Such agencies may require the Company to increase such allowance based, in their judgment, on the information available to them at the time of their examination.

Reclassifications

Certain reclassifications have been made to the prior period amounts to conform with the current period presentation.

Investment Securities

Investment securities held to maturity are comprised of debt securities that the Company has the positive intent and ability to hold to maturity. Such securities are stated at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates a level yield.

Securities to be held for indefinite periods of time and not intended to be held to maturity, including all equity securities, are classified as available for sale. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are carried at estimated fair value and unrealized holding gains and losses on such securities are excluded from earnings and reported as a separate component of shareholders' equity. Gains and losses on sales of securities are based on the specific identification method and are accounted for on a trade date basis.

Loans and Loans Held for Sale

Loans are stated at unpaid principal balances, less unearned income and deferred loan fees and costs. Loans held for sale are carried at the lower of aggregate cost or fair value.

Interest on loans is credited to operations based upon the principal amount outstanding.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized over the estimated life of the loan on a basis that approximates a level yield.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. Conforming residential mortgage loans, home equity and second mortgages, and loans to individuals are excluded from the definition of impaired loans as they are characterized as smaller balance, homogeneous loans and are collectively evaluated.

The accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than ninety (90) days delinquent as to principal or interest or when other circumstances indicate that collection is questionable, unless the loan is well secured and in the process of collection. Income on non-accrual loans, including impaired loans, is recognized only in the period in which it is collected, and only if management determines that the loan principal is fully collectible. Loans are returned to an accrual status when a loan is brought current as to principal and interest and reasons indicating doubtful collection no longer exist.

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance based on known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions. Increases in the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by charge-offs. Management believes that the allowance for loan losses is adequate.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Depreciable lives range from three to ten years for furniture, fixtures and equipment and five to fifteen years for leasehold improvements. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Current income taxes are provided for based upon amounts estimated to be currently payable, for both Federal and state income taxes. Deferred Federal and state tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial statement and tax bases of existing assets and liabilities. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not." The effect of a change in the tax rate on deferred taxes is recognized in the period of the enactment date.

Net Income Per Share

Basic and diluted net income per share for 2003 was calculated by dividing the net income of $482,000 by the weighted average number of shares outstanding of 1,550,490 and 1,597,484, respectively. Stock options to purchase 75,069 shares of Bancorp's common stock at an average exercise price of $23.81 were excluded from the diluted net income per share calculation because they were anti-dilutive. Basic and diluted net income per share for 2002 was calculated by dividing the net income of $784,000 by the weighted average number of shares outstanding of 1,208,531 and 1,230,371, respectively. Stock options to purchase 27,166 shares of Bancorp's common stock at an average exercise price of $14.01 were excluded from the diluted net income per share calculation because they were anti-dilutive.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Federal funds sold are generally sold for one-day periods.

Stock Based Compensation

The Company has elected to account for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to provide pro forma disclosures of net loss and loss per share as if the Company had adopted the fair value based method of accounting in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation," which assumes the fair value based method of accounting had been adopted.

Had compensation cost for the Company's stock options been determined in accordance with SFAS No. 123, the Company's net income and related per share amounts for 2003 and 2002 would have decreased to the following pro forma amounts:

	2003	2002
Net Income:		
As reported	$482,000	$784,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	111,000	108,000
Pro forma	$371,000	$676,000
Net income per share – basic:		
As reported	$ 0.31	$ 0.65
Pro forma	$ 0.24	$ 0.56
Net income per share – diluted:		
As reported	$ 0.30	$ 0.64
Pro forma	$ 0.23	$ 0.55

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for 2003 grants: dividend yield of 0%, expected volatility of 28.12%; risk free interest rate of 3.28% and 2.91% for employee and director grants, respectively; and expected lives of four years. The following weighted-average assumptions were used for 2002 grants: dividend yield of 0%, expected volatility of 23.17%; risk free interest rate of 3.05% and 4.30% for employee and director grants, respectively; and expected lives of four years.

(2) Cash and Due from Banks

The Company is required to maintain reserve balances with the Federal Reserve Bank. As of December 31, 2003, the Company had a reserve balance of approximately $3.0 million. The Company was not required to maintain any other reserve balances.

(3) Securities

The amortized cost, gross unrealized gains and losses, and estimated market value of investment securities held to maturity and securities available for sale at December 31, 2003 and 2002 are as follows (in thousands):

2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment securities held to maturity:				
U.S. Treasury securities and obligations of U.S. Government sponsored agencies	$4,510	$ 8	$ 8	$4,510
Mortgage-backed securities of U.S. Government sponsored agencies	10,569	199	--	10,768
Total	$15,079	$207	$ 8	$15,278
Investment securities available for sale:				
U.S. Treasury securities and obligations of U.S. Government sponsored agencies	$ 25,064	$ 2	$ 288	$ 24,778
Mortgage-backed securities of U.S. Government sponsored agencies	43,733	48	363	43,418
Total	$68,797	$50	$ 651	$68,196

2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment securities held to maturity:				
U.S. Treasury securities and obligations of U.S. Government sponsored agencies	$14,293	$125	$--	$14,418
Mortgage-backed securities of U.S. Government sponsored agencies	11,246	309	--	11,555
Total	$25,539	$434	$--	$25,973
Investment securities available for sale:				
U.S. Treasury securities and obligations of U.S. Government sponsored agencies	$ 2,000	$ 2	$--	$ 2,002
Mortgage-backed securities of U.S. Government sponsored agencies	42,542	253	6	42,789
Total	$44,542	$255	$ 6	$44,791

The amortized cost and estimated market value of investment securities held to maturity and debt securities available for sale at December 31, 2003 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

During 2003, securities available for sale with a carrying value of $17.9 million were sold realizing gains totaling $76 thousand. During 2002, securities available for sale with a carrying value of $5.9 million were sold realizing gains totaling $159 thousand.

	Amortized cost	Estimated market value
Investment securities held to maturity:		
Due after one year through five years	$4,592	$4,595
Due after fifth year through tenth year	6,863	6,929
Due after tenth year	3,624	3,754
Total	$15,079	$15,278
Investment securities available for sale:		
Due after one year through five years	$ 31,398	$ 31,074
Due after fifth year through tenth year	37,399	37,122
Due after tenth year	-	-
Total	$68,797	$68,196

At December 31, 2003 and 2002, there were $56,917,000 and $51,760,000, respectively, of investment securities pledged to secure public funds or for any other purposes required by law.

Gross unrealized losses on both securities held to maturity and securities available for sale and their related estimated fair values, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003, were as follows:

Investment securities Held to maturity	Less than 12 months		12 months or more		Total	
	Unrealized losses	Estimated market value	Unrealized losses	Estimated market value	Unrealized losses	Estimated market value
U.S. Government agencies	$8	$1,992	$-	$-	$8	$1,992
Total	$8	$1,992	$-	$-	$8	$1,992

Investment securities Available for sale	Less than 12 months		12 months or more		Total	
	Unrealized losses	Estimated market value	Unrealized losses	Estimated market value	Unrealized losses	Estimated market value
U.S. Government agencies	$288	$24,778	$-	$-	$288	$24,778
Mortgage-backed securities	$363	$33,379	-	-	$363	$33,379
Total	$651	$58,157	$-	$-	$651	$58,157

U.S. Government agencies – The unrealized losses in U.S. Government agencies were caused by interest rate increases. Since the Company has the ability and intent to hold these securities until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

Mortgage-backed securities – The unrealized losses on mortgage-backed securities were caused by interest rate increases. Fannie Mae and Freddie Mac guarantee the contractual cash flows of these securities. Since the decline in estimated market value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold these securities until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

(4) Loans

Loans at December 31, 2003 and 2002 are summarized as follows (in thousands):

	2003	2002
Commercial and industrial loans	$ 20,380	$17,060
Real estate loans – commercial	77,799	57,079
Home equity and second mortgages	17,734	14,816
Consumer loans	1,270	1,601
	117,183	90,556
Less allowance for loan losses	1,378	1,228
Net loans	$115,805	$89,328
Loans held for sale	$ -	$ 302

A substantial portion of the Company's loans are secured by real estate and made to borrowers located in New Jersey, primarily in Monmouth County. Accordingly, as with most financial institutions in the Company's market area, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the market area.

Activity in the allowance for loan losses for the years ended December 31, 2003 and 2002 is summarized as follows (in thousands):

	2003	2002
Balance, beginning of year	$ 1,228	$ 855
Provision charged to expense	150	373
Charge-offs	-	(1)
Recoveries	-	1
Balance, end of year	$ 1,378	$1,228
Ratio of allowance for loan losses to total loans	1.18%	1.36%
Ratio of net charge-offs to average loans outstanding	0.00%	0.00%

At December 31, 2003 and 2002, the Company had non-accrual loans totaling $40,000 and $43,000, respectively, and no impaired loans.

In the ordinary course of business to meet the financial needs of the Company's customers, the Company is party to financial instruments with off-balance sheet risk. These financial instruments include unused lines of credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the financial statements. The contract or notional amounts of these instruments express the extent of involvement the Company has in each category of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The contract or notional amount of financial instruments which represent credit risk at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Standby letters of credit	$ 590	$ 570
Outstanding loan and credit line commitments	$16,202	$16,046

Standby letters of credit are conditional commitments issued by the Company which guarantee performance by a customer to a third party. The credit risk and underwriting procedures involved in issuing letters of credit are essentially the same as that involved in extending loan facilities to customers. All of the Bank's outstanding standby letters of credit are performance standby letters within the scope of FASB Interpretation No. 45. These are irrevocable undertakings by the Bank, as guarantor, to make payments in the event a specified third party fails to perform under a non-financial contractual obligation. Most of the Bank's performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments the Bank could be required to make equals the face amount of the letters of credit shown above. The Bank's recognized liability for performance standby letters of credit was insignificant at December 31, 2003.

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. Outstanding loan commitments generally have a fixed expiration date of one year or less, except for home equity loan commitments which generally have an expiration date of up to 15 years. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based upon management's credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

(5) Premises and Equipment

Premises and equipment at December 31, 2003 and 2002 is summarized as follows (in thousands):

	2003	2002
Land	$ 176	$ ---
Buildings and improvements	377	---
Leasehold improvements	1,407	$1,225
Equipment	1,320	1,105
	3,280	2,330
Accumulated depreciation and amortization	(1,109)	(692)
	$2,171	$1,638

Depreciation and amortization expense amounted to $417,000 and $268,000 in 2003 and 2002, respectively.

(6) Deposits

Interest-bearing deposits at December 31, 2003 and 2002 consist of the following (in thousands):

	2003	2002
Savings and N.O.W. accounts	$118,265	$ 98,328
Certificates of deposit less than $100,000	17,449	16,863
Certificates of deposit of $100,000 or more	44,702	26,235
Total	$180,416	$141,426

At December 31, 2003, certificates of deposit mature as follows: 2004- $54,304,000; 2005- $4,399,000; 2006- $2,086,000 and 2007- $1,362,000.

(7) Income Taxes

Components of income tax expense for the years ended December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Current income tax expense:		
Federal	$278	$104
State	94	87
	372	191
Deferred income tax expense (benefit)		
Federal	(30)	(51)
State	(20)	(70)
	(50)	(121)
	$322	$ 70

A reconciliation between the reported income taxes and income taxes which would be computed by applying the normal Federal income tax rate of 34% to income before taxes follows (in thousands):

	2003	2002
Federal income tax	$273	$290
State income tax effect, net of Federal tax effect	48	51
Meals and entertainment	3	2
Other	(2)	1
	322	344
Change in valuation reserve	--	(274)
Provision charged to expense	$322	$ 70

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$501	$440
Organizational and start-up costs	3	20
Allowance for uncollected interest	16	13
Unrealized loss – securities available for sale	243	--
Net operating loss carryforwards	38	39
Gross deferred tax asset	801	512
Less: valuation reserve	(1)	(1)
Deferred tax assets, net	800	511
Deferred tax liabilities:		
Deferred loan costs	38	34
Depreciation	116	56
Unrealized gain – securities available for sale	--	99
Accrual to cash adjustment	204	272
Gross deferred tax liabilities	358	461
Net deferred tax assets	$442	$ 50

Based upon current facts concerning taxes paid in the carryback period and projections of future taxable income, management has determined that it is more likely than not that the deferred tax asset will be realized. However, there can be no assurances about the level of future earnings.

(8) Commitments and Contingencies

At December 31, 2003, the Company was obligated under non-cancelable lease agreements for six (6) premises. The leases provide for increased rentals based upon increases in real estate taxes and the cost of living index. Minimum rental payments under the terms of these leases are as follows (in thousands):

2004	$ 318
2005	334
2006	323
2007	245
2008	222
2009 and thereafter	251
Total	$1,693

Total rent expense was $316,000 and $282,000 in 2003 and 2002, respectively.

Litigation

The Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The Bank may also have various commitments and contingent liabilities which are not reflected in the accompanying consolidated statement of condition. Management is not aware of any present legal proceedings or contingent liabilities and commitments that would have a material impact on the Bank's financial position or results of operations.

Related Party Transactions

The Company leases administrative office space at 6 West End Court, Long Branch, New Jersey. Certain members of the board of directors of the Company hold an ownership interest in the leased property. The negotiations with respect to the leased space were conducted at arms-length and the lease amount to be paid by the Bank was determined by an independent appraiser to be at fair market value. Total lease payments for 2003 and 2002 were $24,000 and $20,000, respectively.

On August 1, 2003, the Bank exercised its option to purchase its main office and branch (land and building) located at 627 Second Avenue, Long Branch, New Jersey, pursuant to the terms of its lease with KFC Associates, dated June 26, 1997. The purchase price was $550,000.

(9) Regulatory Matters

Subject to applicable law, the board of directors of the Bank may provide for the payment of cash dividends. Prior approval of the OCC is required to the extent that the total of all cash dividends to be declared by the Bank in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years less any transfers to capital surplus.

The Bank and Bancorp are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and Bancorp must meet specific capital guidelines that involve quantitative measures of the Bank and Bancorp's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on asset growth and executive compensation and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the applicable regulatory agencies, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within ninety (90) days. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio, as defined, of 2% or less.

To be considered "well capitalized," an institution must generally have a leverage ratio (Tier 1 capital to total assets) of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. Management believes that, as of December 31, 2003, the Bank and Bancorp meet all capital adequacy requirements of their regulators. Further, the most recent regulatory notification categorized the Bank and Bancorp as well-capitalized under the prompt corrective action regulations.

The following is a summary of the Bank and Bancorp's actual capital amounts and ratios as of December 31, 2003 and 2002, compared to the minimum capital adequacy requirements and the requirements for classification as a "well-capitalized" institution (dollars in thousands):

December 31, 2003 Capital Ratios	**Actual**		**Minimum capital adequacy**		**Classification as well capitalized**	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage (Tier 1) capital	$15,107	6.86%	$8,810	4.00%	$11,013	5.00%
Risk-based capital:						
Tier 1	15,107	11.01	5,489	4.00	8,233	6.00
Total	16,485	12.01	10,977	8.00	13,722	10.00

December 31, 2002 Capital Ratios	**Actual**		**Minimum capital adequacy**		**Classification as well capitalized**	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage (Tier 1) capital	$14,782	8.12%	$7,282	4.00%	$9,102	5.00%
Risk-based capital:						
Tier 1	14,782	14.19	4,167	4.00	6,250	6.00
Total	16,010	15.37	8,333	8.00	10,416	10.00

(10) Stock Option Plan

In 2000, the Company established an Employee and Director Stock Option Plan (the "Plan"). The Plan currently provides for the granting of stock options to purchase in aggregate up to 578,812 shares of the Company's common stock, subject to adjustment for certain dilutive events such as stock distributions. As of December 31, 2003 and 2002, 100,269 and 54,128 options, respectively, have been granted to employees and directors which vest over a period of four years.

A summary of the status of the Company's stock options as of and for the years ended December 31, 2003 and 2002 is presented below:

	2003		2002	
	Shares	**Weighted average exercise price**	**Shares**	**Weighted average exercise price**
Outstanding at beginning of year	178,531	$10.54	135,084	$9.19
Granted	100,269	21.54	54,128	13.81
Forfeited	(947)	11.68	(10,681)	9.99
Exercised	(60)	8.84	--	--
Outstanding at end of year	277,793	14.51	178,531	10.54
Options exercisable at year end	106,053	9.69	74,152	9.08
Weighted average fair value of options granted during the year		$ 5.88		$3.40

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding and Exercisable
December 31, 2003

Number outstanding	Exercisable	Weighted average remaining contractual life	Weighted average exercise price
34,946	34,280	80 Months	$ 8.63
57,696	28,848	92 Months	$ 9.16
27,783	27,783	85 Months	$ 9.50
3,473	1,736	96 Months	$10.37
26,460	6,615	98 Months	$13.61
27,166	6,791	108 Months	$14.01
25,200	--	110 Months	$14.76
75,069	--	119 Months	$23.81

(11) Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate such value:

Cash and Cash Equivalents

As cash and cash equivalents are short-term in nature, the carrying amount was considered to be a reasonable estimate of fair value.

Securities

Securities were valued based upon quoted market prices, if available, to determine fair value. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

Loans and Loans Held for Sale

Fair values were estimated for portfolios of performing loans with similar characteristics. For certain similar types of loans, such as residential mortgages, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting total future cash flows using market discount rates that reflect the credit and interest rate risk inherent in the loan. Fair values of loans held for sale are based upon quoted market prices.

Commitments to Extend Credit

The majority of the Bank's commitments to extend credit carry current market rates if converted to loans. Therefore, the estimated fair value is approximated by the recorded deferred fee amounts. Such amounts are immaterial to the financial statements of the Company and, therefore, are not separately disclosed.

Deposit Liabilities

The fair value of demand, savings, N.O.W. and money market deposits is the amount payable on demand at December 31, 2003. The fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rates currently offered for deposits of similar remaining maturities.

Limitations

Fair value estimates were made at December 31, 2003 and 2002, based upon pertinent market data and relevant information on each financial instrument. These estimates do not include any premium or discount that could result from an offer to sell the Company's entire holdings of a particular financial instrument or category thereof at one time. Since no market exists for a substantial portion of the Company's financial instruments, fair value estimates were necessarily based on judgments with respect to future loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the subjective nature of these estimates, the uncertainties surrounding them and other matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates. Since these fair value approximations were made solely for the balance sheet financial instruments at December 31, 2003 and 2002, no attempt was made to estimate the value of anticipated future business or the value of non-financial statement assets or liabilities. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	2003		2002	
	Book value	Fair value	Book Value	Fair value
Financial Assets:				
Cash and cash equivalents	$ 14,364	$ 14,364	$ 16,380	$ 16,380
Investment securities available for sale	68,196	68,196	44,791	44,791
Investment securities held to maturity	15,079	15,278	25,539	25,973
Loans, net	115,805	115,279	89,630	90,448
Financial Liabilities:				
Deposits	$207,234	$206,940	$164,007	$163,927

(12) Condensed Financial Statements of Monmouth Community Bancorp (Bancorp only)

The following information with respect to Bancorp is as of and for the years ended December 31, 2003 and 2002, and should be read in conjunction with the notes to the consolidated financial statements (in thousands):

Balance Sheets	**2003**	**2002**
Assets:		
Investment in subsidiary	$14,899	$14,931
Total assets	14,899	14,931
Shareholders' Equity:		
Common stock	16	15
Additional paid-in capital	15,241	14,767
Retained earnings	--	--
Accumulated other comprehensive income	(358)	149
Total shareholders' equity	$14,899	$14,931

Statements of Income	**2003**	**2002**
Equity in undistributed earnings of Bank	$482	$784
Net income	$482	$784

Statements of Cash Flows	**2003**	**2002**
Cash Flow From Operating Activities		
Net income	$482	$784
Less equity in undistributed earnings of the Bank	(482)	(784)
Net cash provided by operating activities	--	--
Cash Flow From Financing Activities		
Proceeds from issuance of common stock, net	1	5,178
Fractional shares paid in cash	(8)	(2)
Capital contribution (to)/from subsidiary	7	(5,176)
Cash and cash equivalents at beginning of period	--	--
Cash and cash equivalents at the end of period	$--	$--

(13) Selected Quarterly Financial Data (Unaudited)

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2003 and 2002.

	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
	(dollars in thousands, except per share data)			
Interest income	$ 2,224	$ 2,253	$ 2,041	$ 2,593
Interest expense	703	688	604	617
Net interest income	1,521	1,565	1,437	1,976
Provision for loan losses	18	5	16	111
Net interest income after provision for loan losses	1,503	1,560	1,421	1,865
Non-interest income	208	182	180	210
Non-interest expense	1,530	1,563	1,595	1,637
Income before income taxes	181	179	6	438
Income taxes	72	72	2	176
Net income	$ 109	$ 107	$ 4	$ 262
Earnings per share:				
Basic	$ 0.07	$ 0.07	$ 0.00	$ 0.17
Diluted	$ 0.07	$ 0.07	$ 0.00	$ 0.16
Weighted average shares outstanding:				
Basic	1,550,429	1,550,429	1,550,430	1,550,490
Diluted	1,579,957	1,590,751	1,598,374	1,606,638

	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
	(dollars in thousands, except per share data)			
Interest income	$ 1,785	$ 1,987	$ 2,175	$ 2,328
Interest expense	620	628	745	796
Net interest income	1,165	1,359	1,430	1,532
Provision for loan losses	112	107	56	98
Net interest income after provision for loan losses	1,053	1,252	1,374	1,434
Non-interest income	135	107	158	261
Non-interest expense	1,085	1,188	1,249	1,398
Income before income taxes	103	171	283	297
Income taxes	--	--	7	63
Net income	$ 103	$ 171	$ 276	$ 234
Earnings per share:				
Basic	$ .09	$ .15	$ .25	$ .16
Diluted	$ .09	$ .15	$ .24	$ .16
Weighted average shares outstanding:				
Basic	1,128,315	1,128,315	1,133,132	1,442,668
Diluted	1,148,774	1,148,907	1,153,200	1,467,077

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Plan of Acquisition of all of the outstanding stock of Monmouth Community Bank by the Registrant, entered into as of March 16, 2000 by Monmouth Community Bank and the Registrant (Incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
3.1	Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
3.2	By-laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
[x] 4.	Specimen certificate representing the Registrant's common stock, par value $0.01 per share (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
10.1	Registrant's Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
[x] 10.2	Lease Agreement between Monmouth Community Bank, as Tenant, and Anthony S. Amoscato and Geraldine R. Amoscato, as Landlord, dated December 22, 1998, for the premises located at 700 Allaire Road, Spring Lake Heights, New Jersey (Incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
[x] 10.3	Lease between Monmouth Community Bank, as Tenant, and MCB Associates, L.L.C., as Landlord, dated April 1, 1999, for the premises located at 6 West End Court, Long Branch, New Jersey, as amended by Addenda dated November 1, 1999, February 1, 2000, April 1, 2000, and July 15, 2000 (Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).

[x] 10.4	Shopping Center Lease, Net Building and Land Lease, between Monmouth Community Bank, as Tenant, and Neptune Realty Associates, as Landlord, dated September 29, 2000, for the premises located at the Neptune City Shopping Center, Neptune City, New Jersey (Incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
[x] 10.5	Lease Agreement (Business and Commercial) between Monmouth Community Bank, as Tenant, and Frank Santangelo, as Landlord, dated June 22, 2001, for the premises located at 700 Branch Avenue, Little Silver, New Jersey (Incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
[x] 10.6	Services Agreement between Monmouth Community Bank and Bisys, Inc., dated April 27, 1998, with Additional Services Agreements and Addenda (Incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
[x] 10.7	QuestPoint Check Services Agreement between Monmouth Community Bank and QuestPoint Check Services, L.P., dated as of August 1, 1998 (Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002).
10.8	Lease Agreement between Monmouth Community Bank, as Tenant, and The Ocean Grove Camp Meeting Association of United Methodist Church, as Landlord, dated July 1, 2002, for the premises located at 61 Main Avenue, Ocean Grove, New Jersey (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2002).
10.9	Net Lease between Monmouth Community Bank, as Tenant, and Medical Realty, Inc., as Landlord, dated June 15, 2002, for the premises located at 3636 Highway 33, Neptune, New Jersey (Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-KSB for the year ended December 31, 2002).
10.10	Indenture between Registrant and Wilmington Trust Company, dated March 25, 2004.
10.11	Amended and Restated Declaration of Trust of MCBK Capital Trust I, dated March 25, 2004.
10.12	Guarantee Agreement by Registrant and Wilmington Trust Company, dated March 25, 2004.
14.1	Chief Executive and Senior Financial Officer Code of Ethics.

21.1	List of Subsidiaries.
23.1	Consent of Independent Accountants.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

[x] Filed with Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352) on June 19, 2002.

Board of Directors

James S. Vaccaro
Chairman

John A. Brockriede
Vice Chairman

James G. Aaron, Esq.

Mark R. Aikins, Esq.

Nicholas A. Alexander

Richard O. Lindsey

John F. McCann

Harold M. Miller, Jr.

Carmen M. Penta, CPA

Mark G. Solow

Officers

James S. Vaccaro
Chairman and CEO

Richard O. Lindsey
President

Anthony Giordano, III
EVP, Secy. and
Chief Financial Officer

Kevin W. Hunt
EVP and Sr. Lending Officer

David A. O'Connor
SVP and Business
Development Officer

Nancy L. Malinconico
SVP and Branch
Administrator

Lisa A. Borghese
Vice President and
Lending Officer

Gail M. Corrigan
Vice President –
Human Resources

Anthony J. DeNucci, III
Vice President -
Information Technology

Patricia D. Krebs
Vice President and
Sr. Credit Officer

James E. VanCak, CPA
Vice President and
Controller

Donna A. McBain
Asst. Vice President and
Auditor

Diane E. Sperry
Asst. Vice President -
Loan Administration

Sally J. Troth
Asst. Vice President -
Loan Operations

Denise M. Goldstein
Asst. Cashier and
Training and Dev. Manager

Joseph Pugliese
Asst. Cashier and Consumer
Loan Officer/ Credit Analyst

Patricia M. Binkowski
Vice President and
Branch Manager

Carol A. Feldman
Vice President and
Branch Manager

Linda L. Talbot
Vice President and
Branch Manager

Lisa Carta
Asst. Cashier and
Branch Manager

Deborah A. Gellert
Asst. Cashier and
Branch Manager

Caroline E. Glynn
Asst. Cashier and
Branch Manager

Advisory Boards

Long Branch:
Gregory T. Aikins
Marci Ansell
Mary Ann Becker
Anthony Camassa
Michael A. Irene Jr., Esq.
Jacob L. Jones
Todd Katz
Holly Sue Lapidus
Edward Lefkowitz
Edwin B. Lennon, Jr.
Kenneth F. LePosa
Vito Morgano
Edward Moses
Alfred Peskoe
Steven C. Rubin, Esq.
Dr. Irving D. Strouse
Alexis Tucci, Esq.
Howard Walter
Joseph Wenning
Allen W. Winters

Southern Regional:
John Antonides
Warren G. Beyer
Christine Brown, CPA
John A. Camassa, Esq.
Susan Careatti
Robert Faccone, Esq.
Michael D. Fitzgerald, Esq.
C. Gavin Gatta
Roy Hall
Alan P. Hilla, Sr.
Vincent Hirsch
James T. Sabaitis, Esq.

Little Silver Regional:
Mitchell Ansell
James E. Berube, Jr., Esq.
John Caruso
Scott Caruso
Shawn M. Gatta
Neil Guiney
Joseph P. Lucarelli
Frank Monteforte
Bernard Natelson
James Pavlis
Sandy Santangelo

STOCK TRANSFER AGENT
Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

COUNSEL
Giordano, Halleran & Ciesla
125 Half Mile Road
Middletown, NJ 07748

INDEPENDENT AUDITORS
KPMG LLP
150 John F. Kennedy Pkwy.
Short Hills, NJ 07078

STOCKHOLDER INQUIRES
Anthony Giordano, III
Secretary/Treasurer
Monmouth Community Bancorp
627 Second Avenue
Long Branch, NJ 07740
(732) 923-1115
(732) 923-0101 (fax)

MARKET MAKERS
Ryan, Beck & Co.
Sandler O'Neill & Partners, L.P.
Schwab Capital Markets, L.P.
Hill Thompson Magid, L.P.
Knight Equity Markets, L.P.
Brut ECN, L.L.C.

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Branch Locations

627 Second Avenue
Long Branch, NJ 07740
(732) 571-1300
(732) 571-1037 (fax)

700 Allaire Road
Spring Lake Heights, NJ 07762
(732) 974-9800
(732) 974-9822 (fax)

Highway 35 and 3rd Avenue
Neptune City, NJ 07753
(732) 774-1900
(732) 774-3139 (fax)

61 Main Avenue
Ocean Grove, NJ 07756
(732) 775-0100
(732) 775-8645 (fax)

700 Branch Avenue
Little Silver, NJ 07739
(732) 933-3500
(732) 933-3504 (fax)

3636 Highway 33
Neptune, NJ 07753
(732) 643-9699
(732) 643-0268 (fax)

COMING FALL 2004

444 Ocean Boulevard
Long Branch, NJ 07740

HOURS

Monday through Friday:
7:30 a.m. to 7:30 p.m.

Saturday:
9:00 a.m. to 4:00 p.m.

Sunday (Drive-up):
12:00 p.m. to 4:00 p.m.


Little Silver
Opening 2004
Long Branch
MONMOUTH
COUNTY
Ocean Grove
Neptune
Neptune City
Spring Lake Heights

MONMOUTH COMMUNITY BANCORP
627 Second Avenue
Long Branch, NJ 07740
(732) 571-1300
www.mcbna.com